SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

Index

1. Summary of 2006 First Half Business Report

2. Exhibit 99.1-Kookmin Bank Review Report for the First Half of 2006

Summary of 2006 First Half Business Report

On August 14, 2006, pursuant to the Securities and Exchange Act of Korea, Kookmin Bank filed its business report for the first half of 2006 (the “Business Report”) to the Financial Supervisory Commission of Korea and the Korea Exchange. This is the summary of the Business Report translated into English.

All financial information contained in this summary (and in the attached review report) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we”, “us” or the “Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. In addition, all references to “Won” in this document are to the currency of the Republic of Korea.

1. Introduction to the Bank

1.1. Business Purposes

The business purpose of the Bank is to engage in the following business activities:

•	The banking business as prescribed by the Banking Act,

•	The trust business as prescribed by the Banking Trust Act,

•	The credit card business as prescribed by the Specialized Credit Financial Business Act, and

•	Other business permitted by the Bank Act or other relevant Korean laws and regulations

1.2. History

•	November 1, 2001

Incorporated and listed on the New York Stock Exchange

•	November 9, 2001

Listed on the Korea Stock Exchange

•	September 23, 2002

Integrated IT platforms of old Kookmin Bank and H&CB

•	December 4, 2002

Entered into a strategic alliance agreement with ING Bank N.V. Amsterdam, which replaced the prior investment agreement with H&CB

•	September 30, 2003

Completed the merger with Kookmin Credit Card

•	December 16, 2003

Completed a strategic investment in Bank Internasional Indonesia (BII) by investing in a 25% stake in Sorak Financial Holdings, a consortium with other investors

•	December 19, 2003

Fully privatized through the entire disposition of Korean government’s stake in Kookmin Bank

•	April 29, 2004

Established a subsidiary, KB Life Insurance Co. Ltd., to engage in insurance business

•	July 22, 2004

Entered into an alliance with China Construction Bank in connection with the foreign currency business

•	August 31, 2004

ING Bank N.V. Amsterdam entered into a contract with KB for a strategic investment in KB Life Insurance

•	October 29, 2004

Appointed Mr. Chung Won Kang as the President & CEO in an extraordinary general shareholders’ meeting

•	December 31, 2004

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

•	January 01, 2005

Integrated three labor unions (former Kookmin Bank, former H&CB, former Kookmin Credit Card) into a single KB labor union

•	March 02, 2005

Opened “KB Satellite Broad Casting System” for the first time in Korea

•	March 21, 2005

The largest shareholder of Kookmin Bank changed from Euro-Pacific Growth Fund to ING Bank N.V. Amsterdam

•	June 16, 2005

Disposed of 27,423,761 shares of treasury stock by means of a combination of domestic over-the-counter-sales and an international issuance of depository receipts

•	July 26, 2005

Obtained an approval from FSS to use the Market Risk Internal Model for the first time among domestic financial institutions

•	October 14, 2005

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

•	February 2, 2006

Established the “Basel II system to calculate credit risk weighted asset and New BIS Capital adequacy ratio” for the first time among domestic financial institutions

•	March 24, 2006

Selected as the preferred bidder for the acquisition of Korea Exchange Bank

•	April 3, 2006

Established 100% computerization of bank accounts for the first time among domestic financial institutions

•	May 19, 2006

Entered into a share purchase agreement with respect to acquiring Korea Exchange Bank stock

1.3. Capital Structure

1.3.1. Common Shares

Kookmin Bank has the authority to issue a total of 1,000,000,000 shares of capital stock according to its Articles of Incorporation. Kookmin Bank’s Articles of Incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of Kookmin Bank’s issued and outstanding shares of common stock. Upon completion of the merger between the former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of a shareholders’ meeting held on March 22, 2002, Kookmin Bank issued an additional 17,979,954 common shares in connection with a stock dividend of 6%.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion on November 30, 2002, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With respect to the merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued an additional 8,120,431 common shares on October 1, 2003. Accordingly, as of June 30, 2006, a total of 336,379,116 common shares were issued.

Number of Shares

(Unit: share)

	Type
	Common Stock	Total
Share Issued (A)	336,379,116	336,379,116
Treasury Stock (B)	—	—

Share Outstanding (A-B)	336,379,116	336,379,116

Capital Increase

(Unit: Won, share)

Issue Date	Type	Number	Face Value	Issue Price	Remarks
2001.10.31	Common Stock	299,697,462	5,000	—	M&A into a new entity
2002.3.22	Common Stock	17,979,954	5,000	5,000	Stock dividend
2002.11.30	Common Stock	10,581,269	5,000	22,124	CB conversion
2003.10.01	Common Stock	8,120,431	5,000	38,100	M&A with KCC

1.3.2. Treasury Stock

(Unit: share)

Date	Details	Number of shares
December 31, 2005	Outstanding Treasury Shares	217,935
January 13, 2006	Disposition due to exercise of stock option by grantees	217,935

June 30, 2006	Outstanding Treasury Shares	0

1.3.3. Employee Stock Ownership Association

(Unit: share)

Type	Beginning Balance (January 1, 2006)	Increase	Decrease	Ending Balance (June 30, 2006)	Remarks
Registered common stock	2,868,596	—	56,528	2,812,068	—

Total	2,868,596	—	56,528	2,812,068	—

1.4. Dividend

The following table shows our dividend related information for the last three years. The Board of Directors of Kookmin Bank passed a resolution to pay dividend for the fiscal year of 2005, and shareholders of Kookmin Bank approved of the dividend payout for that year at the general shareholders’ meeting held on March 24, 2006

(Unit: in millions of Won unless indicated otherwise)

	June 2006	2005		2004
Net (loss) income for the period	—	2,252,218		360,454
Diluted (loss) earnings per share (Won)	—	6,977	[1]	1,176
Total dividend amount	—	184,889		168,574
Dividend payout ratio (%)	—	8.21	[2]	46.77
Cash dividend per common share (Won)	—	550		550
Stock dividend per common share (%)	—	—		—
Dividend per preferred share (Won)	—	—		—
Dividend yield ratio (%)	—	0.72	[3]	1.42

[1]	Earnings per share = net income (2,252,218,097,725 Won) / weighted average number of shares (322,785,751 shares).
[2]	Dividend payout ratio = total dividend amount for common shares (184,888,649,550 Won) / net income (2,252,218,097,725 Won).
[3]	Dividend yield ratio = dividend per share (550 Won) / average closing price for a week based on business day prior to market closing date of December 31, 2005 (76,000 Won).

2. Business

2.1. Source and Use of Funds

2.1.1. Source of Funds

(Unit: in millions of Won)

		June 30, 2006		December 31, 2005		December 31, 2004
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Deposits	111,424,919	2.81	114,394,983	2.82	118,017,849	3.29
	Certificate of deposit	6,677,125	4.29	5,008,378	3.69	6,108,179	4.06
	Borrowings	2,782,062	3.26	2,674,268	3.02	3,053,890	3.43
	Call money	2,514,803	3.89	931,968	3.24	1,117,576	3.55
	Other	25,493,738	5.03	24,315,388	5.08	23,376,439	5.61

Subtotal		148,892,647	3.29	147,324,985	3.23	151,673,933	3.68

Foreign currency	Deposits	1,452,745	2.10	1,473,811	1.61	1,777,402	0.61
	Borrowings	3,277,360	3.07	3,231,480	2.06	2,796,300	0.94
	Call money	821,497	4.56	285,573	3.48	145,809	1.43
	Finance debentures issued	1,248,154	4.34	765,723	4.09	824,745	2.28
	Other	58,303	—	52,592	—	40,383	—

Subtotal		6,858,059	3.25	5,809,179	2.26	5,584,639	1.04

Other	Total Shareholders Equity	13,363,149	—	11,369,246	—	9,284,477	—
	Allowances	1,019,437	—	677,036	—	459,124	—
	Other	11,958,394	—	12,041,392	—	12,773,040	—

Subtotal		26,340,980	—	24,087,674	—	22,516,641	—

Total		182,091,686	2.81	177,221,838	2.76	179,775,213	3.14

2.1.2. Use of Funds

(Unit: in millions of Won)

		June 30, 2006		December 31, 2005		December 31, 2004
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Due from banks	360,822	3.90	304,662	2.97	184,593	0.83
	Securities	30,961,918	4.40	27,676,964	4.58	23,930,678	5.14
	Loans	118,427,363	6.42	120,539,476	6.24	125,504,672	6.64
	Advances for customers	13,830	1.90	23,947	8.64	71,213	2.01
	Call loan	1,066,303	4.06	1,473,725	3.43	1,661,772	3.78
	Private placement corporate bonds	4,517,592	5.66	1,887,514	6.95	1,322,470	6.58
	Credit card accounts	7,451,943	25.23	7,321,906	26.93	9,581,330	26.80
	Other	303,056	—	267,061	—	172,783	—
	Allowance for credit losses ( - )	-2,381,100	—	-3,034,841	—	-3,844,940	—

Subtotal		160,721,727	7.00	156,460,414	7.06	158,584,571	7.81

Foreign currency	Due from banks	499,731	4.11	598,015	2.88	632,526	1.34
	Securities	772,807	8.28	858,565	6.15	1,208,124	3.88
	Loans	5,664,157	3.70	4,745,013	2.97	4,011,351	2.73
	Call loan	384,259	4.59	132,210	3.24	114,606	1.63
	Bills bought	1,320,680	5.35	1,037,144	4.64	568,502	4.07
	Other	1,839	—	2,209	—	4,812	—
	Allowance for credit losses ( - )	-57,215	—	-64,290	—	-94,501	—

Subtotal		8,586,258	4.51	7,308,866	3.68	6,445,420	3.03

Other	Cash	967,712	—	956,471	—	965,852	—
	Fixed assets held for business	2,399,906	—	2,508,879	—	3,084,589	—
	Other	9,416,083	—	9,987,208	—	10,694,781	—

Subtotal		12,783,701	—	13,452,558	—	14,745,222	—

Total		182,091,686	6.40	177,221,838	6.38	179,775,213	7.00

2.1.3. Fee Transactions

(Unit: in millions of Won)

		June 30, 2006	June 30, 2005	December 31, 2005
Fee Revenue (A)
Won currency	Guarantees	2,739	2,640	5,336
	Commissions received	466,252	389,622	804,933
	Credit card	64,237	48,064	104,930
	National Housing Fund Mgt.	86,852	85,739	179,540

Foreign currency	Guarantees	2,638	1,853	4,227
	Others	40,462	38,115	78,715

Subtotal		663,180	566,033	1,177,681

Fee Expense (B)
Won & foreign currency	Commissions paid in Won	77,581	43,996	119,539
	Credit card	105,328	102,282	210,315
	Others	13,970	10,770	22,692

Subtotal		196,879	157,048	352,546

Fee Income (A-B)		466,301	408,985	825,135

2.2. Principal Banking Activities

2.2.1. Deposits

The following table shows the average balances of our deposits for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

		June 30, 2006		December 31, 2005		December 31, 2004
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won	Demand deposits	16,596,581	17,874,575	14,985,812	17,946,067	12,994,946	14,338,784
	Time & savings deposits	89,488,441	90,013,677	92,463,027	91,863,790	96,637,551	94,723,601
	Mutual installment deposits	4,613,991	4,197,941	5,674,807	5,120,668	6,682,928	6,306,923
	Mutual installment for housing	4,403,419	4,236,506	4,942,334	4,582,031	5,453,713	5,295,274
	Certificate of deposit	6,677,125	7,673,066	5,008,378	5,389,543	6,108,179	4,911,891

Subtotal		121,779,557	123,995,765	123,074,358	124,902,099	127,877,317	125,576,473

Deposits in foreign currency		1,452,745	1,412,445	1,473,811	1,379,133	1,769,828	1,434,061

Trust deposits	Money trust	8,212,140	9,764,445	7,114,352	7,405,675	7,701,447	7,028,835
	Property trust	8,940,988	8,574,585	11,032,320	9,854,012	16,297,382	12,534,329

Subtotal		17,153,128	18,339,030	18,146,672	17,259,687	23,998,829	19,563,164

Total		140,385,430	143,747,240	142,694,841	143,540,919	153,645,974	146,573,698

2.2.2. Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2006	December 31, 2005	December 31, 2004
Deposits	120,741	123,532	123,945
Deposits in Won	119,588	122,358	122,585

2.2.3. Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2006	December 31, 2005	December 31, 2004
Deposits	7,679	7,725	7,232
Deposits in Won	7,605	7,652	7,152

2.2.4. Loan Balances

The following table shows the average balances of our loans for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2006		December 31, 2005		December 31, 2004
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	118,420,847	119,843,425	120,532,216	118,565,341	125,496,237	122,721,898
Loans in foreign currency	5,664,157	6,631,880	4,745,013	5,314,883	4,011,351	3,860,828
Advances for customers	13,830	8,776	23,947	11,321	73,801	32,120

Subtotal	124,098,834	126,484,081	125,301,176	123,891,545	129,581,389	126,614,846

Trust account loans	335,897	352,434	334,404	328,127	429,054	361,906

Total	124,434,731	126,836,515	125,635,580	124,219,672	130,010,443	126,976,752

2.2.5. Loan Balances as of June 30, 2006 by Maturity

(Unit: in millions of Won)

	1 year & Less	More than 1 year~3 years	More than 3 years~5 years	More than 5 years	Total
Loans in Won	61,298,315	22,139,472	8,976,677	27,428,961	119,843,425
Loans in foreign currency	5,149,402	757,962	405,301	319,215	6,631,880

2.2.6. Loan Balances by Types

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)

		June 30, 2006	December 31, 2005	December 31, 2004
Loans to enterprise	Loans for operations	31,787,272	30,498,328	31,678,117
	Loans for facility	5,161,903	5,073,050	6,286,747
Loans to households		43,966,643	42,771,264	42,790,337
Loans to public sector & others	Loans for operations	695,023	643,141	673,456
	Loans for facility	4,971	34,157	40,383
Loans on property formation savings		6,111	6,748	9,719
Loans for housing		38,219,793	39,535,441	41,234,086
Inter-bank loans		157	1,274	6,114
Others		1,552	1,938	2,939

Total		119,843,425	118,565,341	122,721,898

2.2.7. Loan to Deposit Ratio1

The following table shows loan to deposit ratio as of indicated dates.

(Unit: in millions of Won, %)

	June 30, 2006	December 31, 2005	December 31, 2004
Loans (A)	118,420,847	120,532,216	125,496,237
Deposits (B)	121,779,557	123,074,358	127,877,317

Loan to deposit ratio (A/B)	97.24	97.93	98.14

2.2.8. Guarantees

(Unit: in millions of Won)

	June 30, 2006	December 31, 2005	December 31, 2004
Determined	2,017,483	1,789,560	975,788
Contingent	2,237,444	1,972,192	1,311,774

Total	4,254,927	3,761,752	2,287,562

[1]	Average balance of loans in Won / (average balance of deposits in Won + average balance of certificate of deposits)

2.2.9. Securities Investment

The following table shows the average balances of our securities for the periods ended and ending balances as of the indicated dates.

(Unit: in millions of Won)

		June 30, 2006		December 31, 2005		December 31, 2004
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)	Monetary stabilization bonds	11,922,788	13,407,107	10,667,229	11,570,306	7,150,535	10,524,835
	Government and public bonds	9,779,283	10,605,204	6,950,886	8,933,401	4,753,135	4,675,093
	Debentures	10,160,968	12,347,840	7,334,555	9,184,403	7,013,765	6,152,749
	Stocks	1,571,253	1,709,780	1,243,781	1,707,816	1,003,131	1,282,050
	Others	2,045,219	2,212,008	3,368,027	2,105,353	5,332,583	5,583,539

Subtotal		35,479,511	40,281,939	29,564,478	33,501,279	25,253,149	28,218,266

Securities in Won (Trust account)	Monetary stabilization bonds	1,000,480	1,217,208	999,522	981,949	1,222,004	1,152,621
	Government and public bonds	1,072,560	1,108,283	993,450	1,013,355	922,790	837,080
	Debentures	2,003,492	1,916,602	1,979,588	2,017,298	2,363,630	2,312,459
	Stocks	658,641	880,482	514,568	542,731	564,538	510,650
	Others	3,827,659	4,761,236	2,745,143	3,311,235	2,101,832	2,324,393

Securities in foreign currency (Trust Account)		176,205	163,815	289,665	184,115	662,549	449,415

Subtotal		8,739,037	10,047,626	7,521,936	8,050,683	7,837,343	7,586,618

Securities in foreign currency (Banking account)	Foreign securities	526,311	568,564	579,561	525,892	894,722	745,352
	Off-shore foreign securities	246,496	237,732	279,003	252,994	313,402	205,455

Subtotal		772,807	806,296	858,564	778,886	1,208,124	950,807

Total		44,991,355	51,135,861	37,944,978	42,330,848	34,298,616	36,755,691

2.2.10. Trust Account

(Unit: in millions of Won)

	June 30, 2006		December 31, 2005		December 31, 2004
	Average amount trusted	Trust fees	Average amount trusted	Trust fees	Average amount trusted	Trust fees
Return-guaranteed trust	328	6,369	335	43,088	369	8,365
Performance trust	17,152,800	33,452	18,146,337	77,756	23,998,460	93,856

Total	17,153,128	39,821	18,146,672	120,844	23,998,829	102,221

2.2.11. Credit Card

(Unit: in millions of Won unless indicated otherwise)

		As of or for the years ended of indicated dates
		June 30, 2006	December 31, 2005	December 31, 2004
Number of card holders (Person)	Corporate	170,229	159,047	182,109
	Individual	9,007,679	9,342,552	11,362,173
Number of merchants		1,555,973	1,506,979	1,491,730
Sales volume[1]		31,480,169	62,475,085	66,918,805
Fee revenue		1,050,919	2,085,866	2,807,557

2.3. Branch Networks

As of June 30, 2006, we have 1,063 branches and 50 sub-branches in Korea, the largest number of branches among Korean commercial banks. 439 branches out of the total branches are located in Seoul.

We also have three overseas branches in Tokyo, New York and Auckland, and one overseas office in Guangzhou in China.

[1]	Includes lump-sum & installment purchase, cash advances, check card & purchasing card transactions

2.4. Other Information for Investment Decision

2.4.1. BIS Risk-adjusted Capital Ratios

(Unit: in millions of Won, %)

	June 30, 2006[1]	December 31, 2005	December 31, 2004
Risk-adjusted capital (A)	18,688,067	15,682,535	13,334,531
Risk-weighted assets (B)	123,209,107	121,072,676	121,081,735

BIS ratios (A/B)	15.17	12.95	11.01

2.4.2. Non-Performing Loans2

(Unit: in millions of Won unless indicated otherwise)

June 30, 2006		December 31, 2005		Change
Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans
1,629,322	1.14%	1,946,362	1.42%	-317,040	-0.28	%p

2.4.3. Loan Loss Allowances

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Unit: in millions of Won)

		June 30, 2006	December 31, 2005	December 31, 2004
Loan losses allowance	Domestic	2,278,177	2,496,655	3,181,433
	Foreign	4,802	4,122	4,662

	Total	2,282,979	2,500,777	3,186,095

Write-Off		704,701	2,014,834	3,382,130

[1]	Tentative ratio
[2]	Non-performing loans are defined as those loans that are past due more than 90 days or that are placed non-accrual status according to the Financial Supervisory Service’s guidelines.

2.4.4. Changes of Loan Loss Allowances for Recent Three Years

(Unit: in millions of Won)

	June 30, 2006	December 31, 2005	December 31, 2004
Beginning balance	2,500,777	3,186,095	3,948,736[4]
Net Write-Off	(415,939)	(1,738,406)	(3,830,889)
Write-Off	(704,701)	(2,014,834)	(3,382,130)
Recovery	234,172	452,959	286,464
Other	54,590	(176,531)	(735,223)
Provision for loan losses	198,141	1,053,088	3,068,248
Ending balance	2,282,979 [1]	2,500,777 [2]	3,186,095 [3]

[1]	Includes present value discounts and allowance for other assets amounting to 15,103 million Won and 42,964 million Won respectively
[2]	Includes present value discounts and allowances for other assets amounting to 20,015 million Won and 47,502 million Won respectively
[3]	Includes present value discounts and allowance for other assets amounting to 22,111 million Won and 67,320 million Won respectively
[4]	Include present value discounts and allowance for other assets amounting to 22,780 million Won and 38,692 million Won respectively

3. Financial Information

3.1. Non-Consolidated Condensed Financial Statements

(Unit: in millions of Won)

	As of or for the years ended of indicated dates
	June 30, 2006	December 31, 2005
Cash and due from banks	4,890,126	5,867,417
Securities	34,715,230	30,550,299
Loans	140,682,565	135,738,407
Fixed assets	2,393,469	2,436,702
Other assets	9,269,012	5,000,824

Total assets	191,950,402	179,593,649

Deposits	125,408,211	126,281,232
Borrowings	16,080,443	13,737,336
Debentures	22,051,969	16,547,987
Other liabilities	14,567,733	10,653,494

Total liabilities	178,108,356	167,220,049

Capital stocks	1,681,896	1,681,896
Capital surplus	6,258,297	6,254,786
Retained earnings	5,324,908	3,929,948
Capital adjustments	576,945	506,970

Total shareholders’ equity	13,842,046	12,373,600

Liabilities and Shareholders’ Equity	191,950,402	179,593,649

Operating revenue	9,930,518	17,855,258
Operating income	1,917,113	3,015,822
Continuing (loss) income before income taxes	2,181,886	3,228,253
Net (loss) income	1,579,970	2,252,218

3.2. Other Financial Information

See the Exhibit 99.1 Kookmin Bank Review Report by our independent auditors for our full-financial statements and relevant notes. The Review Report is also available at our website www.kbstar.com.

4. Independent Public Accountant

4.1. Audit & Audit related Fees

Deloitte Anjin LLC has reviewed our financial statements for the first half of 2006. The aggregate contract fee for the audit and review fees for the year 2006 is 1,350 million Won.

4.2. Non-Audit Services

The following is a description of non-audit services rendered by our independent auditor for the recent three years.

(Unit: in millions of Won unless indicated otherwise)

Year	Service description	Amount of payment
1H 2006	- Confirmation of BIS ratio and confirmation affirming that Kookmin Bank is not a Non-Financial Operator	10
2005	- LOC (Letter of Comfort)	30
2004	- Tax compliance	230
	- Due Diligence regarding the possible acquisition of DITC/ KITC	300
	- US GAAP calculation of provision for the third quarter of 2004	100
	- US GAAP conversion for 2004	USD 3,600 thousand

5. Corporate Governance and Affiliated Companies

5.1. Board of Directors & Committees under the Board

The board of directors, currently consisting of executive directors and non-executive directors, holds regular meetings quarterly. Additional extraordinary meetings may also be convened at the request of any director or any committee that serves under the board of directors.

The board of directors resolves following matters:

•	Matters relating to general shareholders meeting

•	Matters relating to general management

•	Matters relating to organization and directors of the company

•	Matters relating to funding and capital

•	Other related matters

We currently have six management committees that serve under the board:

•	The Board Steering Committee

•	The Management Strategy Committee

•	The Risk Management Committee

•	The Audit Committee

•	The Evaluation & Compensation Committee

•	The Non Executive Director Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors and 6.2. Non-Executive Directors.

5.2. Compensation

5.2.1. Compensation to Directors

The following table shows information regarding the remuneration paid to the Directors in the first half of 2006.

(Unit: in millions of Won)

	The aggregate remuneration paid (From Jan to Jun)	Limit for the remuneration resolved by shareholders’ meeting (For the year 2006)	Average amount of the payment per person (From Jan to Jun)
1) Executive Directors (Except chief audit executive and non-executive directors)	2,496		832
2) Non Executive Directors (Except members of audit committee)	172	8,000	34
3) Members of Audit Committee (Including chief audit executive)	670		159

Total	3,338	8,000	274

5.2.2. Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees as of June 30, 2006.

(Unit: in Won, share)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
28-Feb-00	Kuk Ju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	4,800	0
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	4,800	0
28-Feb-00	Heung Soon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	2,486	0
28-Feb-00	Moon Soul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	7,000	0
28-Feb-00	Sung Hee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	4,800	0
28-Feb-00	Jan Op de Beeck	Director&Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	22,490	0
28-Feb-00	Sung Cheon Hong & 9 others	Employees	01-Mar-03	28-Feb-06	27,600	67,283	67,283	0
15-Mar-01	Sang Hoon Kim	Chairman&CEO	16-Mar-04	15-Mar-09	28,027	29,614	29,614	0
15-Mar-01	Young Seok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	In Kie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Ji Hong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Se Woong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jong Min Lee	Chief Audit Executive	16-Mar-04	15-Mar-09	28,027	14,807	2,807	12,000
15-Mar-01	Seung Heon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Duk Hyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	2,845	9,000
15-Mar-01	Byung Sang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	5,845	6,000
15-Mar-01	Byung Jin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	9,845	2,000
15-Mar-01	Bock Woan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoo Hwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Ok Hyun Yoon	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	7,845	4,000
15-Mar-01	Han Koo Ji & 36 others	Employees	16-Mar-04	15-Mar-09	28,027	39,092	18,837	20,255
22-Mar-01	Cheol Ho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Jun Chae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Myoung Woo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Han Kyoung Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
24-Mar-01	Jae Kyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	1,518	800
24-Mar-01	Young Il Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	30,000	0
24-Mar-01	Jong In Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	19,333	11,500	7,833
24-Mar-01	Jae Han Kim & 2 others	Employees	25-Mar-04	24-Mar-07	25,100	16,491	16,491	0
16-Nov-01	Sang Hoon Kim	Chairman	17-Nov-04	16-Nov-09	51,200	150,000	0	150,000
16-Nov-01	Jung Tae Kim	President & CEO	17-Nov-04	16-Nov-09	51,200	500,000	500,000	0
22-Mar-02	Sun Jin Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	0	3,000
22-Mar-02	Ji Hong Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Keun Shik Oh	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	421	2,900
22-Mar-02	Kyung Hee Yoon	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	0	3,000
22-Mar-02	Choul Ju Lee	Chief Audit Executive	23-Mar-05	22-Mar-10	57,100	9,963	9,963	0

[1]	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
22-Mar-02	Dong Soo Chung	Non Executive Director	23-Mar-05	22-Mar-10	57,100	10,000	0	10,000
22-Mar-02	Moon Soul Chung	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	3,000	0
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Byung Sang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bock Woan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Ki Sup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	26,405	2,405	24,000
22-Mar-02	Jong Kyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100	20,522	0	20,522
22-Mar-02	Sung Hyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Bong Hwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bum Soo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	3,339	10,000
22-Mar-02	Ki Taek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Jong Young Yoon & 15 others	Employees	23-Mar-05	22-Mar-10	57,100	147,658	0	147,658
29-Mar-02	Boung Hak Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
29-Mar-02	Jang Ok Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
26-Jul-02	Donald H. MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	23,899	0	23,899
21-Mar-03	Ki Hong Kim	Non Executive director	22-Mar-06	21-Mar-11	58,600	10,000	0	10,000
21-Mar-03	Sun Jin Kim	Non Executive director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Eun Joo Park	Non Executive director	22-Mar-06	21-Mar-11	42,200	3,351	0	3,351
21-Mar-03	Kyung Bae Suh	Non Executive director	22-Mar-06	21-Mar-11	42,200	3,351	0	3,351
21-Mar-03	Cheol Soo Ahn	Non Executive director	22-Mar-06	21-Mar-11	42,200	3,351	3,351	0
21-Mar-03	Kyung Hee Yoon	Non Executive director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Moon Soul Chung	Non Executive director	22-Mar-06	21-Mar-11	43,800	6,678	6,678	0
21-Mar-03	Suk Yong Cha	Non Executive director	22-Mar-06	21-Mar-11	58,600	10,000	10,000	0
21-Mar-03	Bernard S. Black	Non Executive director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Richard Elliott Lint	Non Executive director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Sung Chul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	4,443	5,000
21-Mar-03	See Young Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	7,024	0	7,024
21-Mar-03	Woo Jung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	9,443	0
21-Mar-03	Won Suk Oh & 5 others	Employees	22-Mar-06	21-Mar-11	35,500	62,993	0	62,993
27-Aug-03	Jin Baek Cheong	Executive Vice President	28-Aug-06	27-Aug-11	40,500	5,091	0	5,091
09-Feb-04	Young Il Kim	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,125	0	7,125
09-Feb-04	Sang Jin Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,125	0	7,125
09-Feb-04	Jeung Lak Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,452	0	7,452
09-Feb-04	Yun Keun Jung	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Kuk Shin Kang & 9 others	Employees	10-Feb-07	09-Feb-12	46,100	48,837	0	48,837
23-Mar-04	Young Soon Cheon	Non Executive Director	24-Mar-07	23-Mar-12	48,500	5,000	0	5,000
23-Mar-04	Dong Soo Chung	Non Executive Director	24-Mar-07	23-Mar-12	48,500	5,000	0	5,000
23-Mar-04	Wang Ha Cho	Non Executive Director	24-Mar-07	23-Mar-12	48,800	5,000	0	5,000
23-Mar-04	Woon Youl Choi	Non Executive Director	24-Mar-07	23-Mar-12	48,800	5,000	0	5,000
23-Mar-04	Jung Young Kang	Senior Executive Vice President	24-Mar-07	23-Mar-12	47,200	10,000	0	10,000

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
01-Nov-04	Chung Won Kang	President & CEO	02-Nov-07	01-Nov-12	X	[1]	700,000	0	700,000
18-Mar-05	Hyung Duk Chang	Chief Audit Executive	19-Mar-08	18-Mar-13	X	[2]	30,000	0	30,000
18-Mar-05	Kap Shin	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Dong Won Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Yun Keun Jung	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		8,759	0	8,759
18-Mar-05	Nam Sik Yang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Hyo Sung Won	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Yong Kook Oh	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Sang Jin Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		8,759	0	8,759
18-Mar-05	Ahn Sook Koo	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		8,759	0	8,759
18-Mar-05	Jung Young Kang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Young Han Choi	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Dong Soo Choe	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Seong Kyu Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		8,759	0	8,759
18-Mar-05	Jun Bo Cho	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		8,759	0	8,759
18-Mar-05	Jeong Min Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Sung Soo Jung & 22 others	Employees	19-Mar-08	18-Mar-13	46,800		266,274	0	266,274
18-Mar-05	Suk Yong Cha	Non Executive director	19-Mar-08	18-Mar-13	61,000		5,091	0	5,091
18-Mar-05	Ki Hong Kim	Non Executive director	19-Mar-08	18-Mar-13	60,300		5,077	0	5,077
18-Mar-05	Young Soon Cheon	Non Executive director	19-Mar-08	18-Mar-13	X	[2]	15,000	0	15,000
18-Mar-05	Dong Soo Chung	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Chang Kyu Lee	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Hun Namkoong	Non Executive director	19-Mar-08	18-Mar-13	61,000		5,091	0	5,091
18-Mar-05	Doo Hwan Song	Non Executive director	19-Mar-08	18-Mar-13	X	[2]	15,000	0	15,000
18-Mar-05	Dam Cho	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Nobuya Takasugi	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
27-Apr-05	Kyung Wook Kang	Employee	28-Apr-08	27-Apr-13	45,700		15,000	0	15,000
22-Jul-05	Donald H. MacKenzie	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200		30,000	0	30,000
23-Aug-05	Youn Soo Kim	Executive Vice President	24-Aug-08	23-Aug-13	53,000		15,000	0	15,000

[1]	Exercise price = 37,600 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
[2]	Exercise price = 46,800 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
24-Mar-06	Dong Soo Chung	Non Executive director	25-Mar-09	24-Mar-14			20,000	0	20,000
24-Mar-06	Doo Hwan Song	Non Executive director	25-Mar-09	24-Mar-14			10,000	0	10,000
24-Mar-06	Chang Kyu Lee	Non Executive director	25-Mar-09	24-Mar-14			10,000	0	10,000
24-Mar-06	Dam Cho	Non Executive director	25-Mar-09	24-Mar-14			10,000	0	10,000
24-Mar-06	Nobuya Takasugi	Non Executive director	25-Mar-09	24-Mar-14			10,000	0	10,000
24-Mar-06	Young Soon Cheon	Non Executive director	25-Mar-09	24-Mar-14			5,000	0	5,000
24-Mar-06	Kee Young Chung	Non Executive director	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Bo Kyung Byun	Non Executive director	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Bae Kin Cha	Non Executive director	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Hyung Duk Chang	Chief Audit Executive	25-Mar-09	24-Mar-14			20,000	0	20,000
24-Mar-06	Ki Hong Kim	Chief Executive Vice President	25-Mar-09	24-Mar-14			210,000	0	210,000
24-Mar-06	Kap Joe Song	Senior Executive Vice President	25-Mar-09	24-Mar-14			45,000	0	45,000
24-Mar-06	Dal Soo Lee	Senior Executive Vice President	25-Mar-09	24-Mar-14			20,000	0	20,000
24-Mar-06	Won Sik Yeo	Senior Executive Vice President	25-Mar-09	24-Mar-14			20,000	0	20,000
24-Mar-06	De Oak Shin	Senior Executive Vice President	25-Mar-09	24-Mar-14			20,000	0	20,000
24-Mar-06	Chung Won Cho & 14 others	Employees	25-Mar-09	24-Mar-14			450,000	0	450,000
28-Apr-06	Young Mo Lee	Employee	29-Apr-09	28-Apr-14	X	[4]	30,000	0	30,000
		Total					4,084,902	803,849	3,281,053

[3]	Exercise price = 75,200 Won x (1 + TRS of the three major competitors x 0.4)
[4]	Exercise price = 81,900 Won x (1 + TRS of the three major competitors x 0.4)

5.3. Affiliated Companies

5.3.1. List of Affiliates1

Affiliated companies of Kookmin Bank and its ownership as of June 30, 2006 are as follows.

•	KB Investment Co., Ltd. (99.99%)

•	KB Asset Management Co., Ltd. (80.00%)

•	KB Real Estate Trust Co., Ltd. (99.99%)

•	KB Credit Information Co., Ltd. (99.73%)

•	KB Data Systems Corporation (99.99%)

•	KB Futures Co., Ltd. (99.98%)

•	KB Life Insurance Co., Ltd. (51.00%)

•	ING Life Korea Ltd. (20.00%)

•	Kookmin Bank International (London) Ltd. (100.00%)

•	Kookmin Bank Hong Kong Ltd. (100.00%)

•	Sorak Financial Holdings Pte. Ltd. (25.00%)

[1]	Excludes Jooeun Industry and Jangeun Securities which are under liquidation procedures. Also excluded as follows: Kookmin Bank Luxembourg, S.A . completed liquidation procedures on November 2004. Kookmin Singapore Ltd. and Kookmin Finance Asia Limited are also under liquidation procedures.

6. Directors, Senior Management and Employees

6.1. Executive Directors

Our 4 executive directors consist of the President & CEO, Chief Audit Executive, Chief Executive Vice President and Senior Executive Vice President.

The names and positions of our directors, and Kookmin Bank’s common stocks they own are set forth below as of June 30, 2006.

Name	Date of Birth	Position	Common Stocks Owned
Chung Won Kang	12/19/1950	President & CEO	—
Hyung Duk Chang	08/13/1950	Chief Audit Executive	—
Ki Hong Kim	01/10/1957	Chief Executive Vice President	—
Kap Shin	09/04/1955	CFO & Senior EVP	—

6.2. Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of June 30, 2006, there are 9 non-executive directors.

Our current non-executive directors, and Kookmin Bank’s shares they own are as follows.

Name	Date of Birth	Position	Common Stocks Owned
Dong Soo Chung	09/24/1945	Non-Executive Director	2,090
Nobuya Takasugi	09/03/1942	Non-Executive Director	—
Kee Young Chung	09/07/1948	Non-Executive Director	—
Doo Hwan Song	05/29/1949	Non-Executive Director	—
Chang Kyu Lee	05/20/1950	Non-Executive Director	—
Dam Cho	08/01/1952	Non-Executive Director	—
Bo Kyung Byun	08/09/1953	Non-Executive Director	—
Baek In Cha	07/23/1958	Non-Executive Director	—
Young Soon Cheon	02/01/1961	Non-Executive Director	1,850

6.3. Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following 13 executive officers as of June 30, 2006.

Name	Date of Birth	Position	Common Shares Owned
Nam Sik Yang	05/08/1954	Senior Executive Vice President	582
Won Sik Yeo	01/30/1953	Senior Executive Vice President	—
Dal Soo Lee	02/15/1952	Senior Executive Vice President	—
Yong Kook Oh	09/30/1949	Senior Executive Vice President	—
Hyo Sung Won	07/29/1960	Senior Executive Vice President	—
De Oak Shin	01/09/1951	Senior Executive Vice President	8,618
Jung Young Kang	01/29/1951	Senior Executive Vice President	—
Young Han Choi	09/24/1958	Senior Executive Vice President	—
Dong Soo Choe	03/10/1955	Senior Executive Vice President	—
Jeong Min Kim	05/08/1951	Senior Executive Vice President	94
Donald H. MacKenzie	12/20/1948	Senior Executive Vice President	—
Kap Joe Song	07/20/1947	Senior Executive Vice President	—
Dong Won Kim	03/01/1953	Senior Executive Vice President	—

6.4. Employees

The following table shows the breakdown of our employees as of June 30, 2006.

(Unit: in millions of Won)

	Number of Employees[1]			Average Tenure of the Full-time Employees (years)[2]	Total Payment for the first half of 2006[3]	Average Payment per Person
	Full-time	Contractual	Total
Male	12,778	1,354	14,132	17 years and 2 months	442,844	31.3
Female	4,321	5,883	10,204	14 years and 3 months	214,258	21.0

Total	17,099	7,237	24,336	16 years and 5 months	657,102	27.0

[1]	Number of employees are calculated based on an arithmetic mean from January 31, 2006 to June 30, 2006 and local employees in overseas branches are excluded
[2]	Based on only full-time employees as of June 30, 2006
[3]	Based on personnel expense and welfare cost as of June 30, 2006

7. Major Stockholders and Related Party Transactions

7.1. Major Stockholders1

The following table presents information regarding the selected major ownership of our shares.

(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
The Bank of New York[2]	51,175,814	15.21
Euro-Pacific Growth Fund	16,659,610	4.95

[1]	Information based on December 31, 2005
[2]	Depositary of ADRs

7.2. Investments in Affiliates1

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (January 1, 2006)	Increase	Decrease	Ending Balance (June 30, 2006)
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	44,756	—	—	44,756
KB Asset Management	Affiliate	Equity Securities of Affiliate	30,670	—	—	30,670
KB Futures	Affiliate	Equity Securities of Affiliate	19,996	—	—	19,996
KB Data Systems Corp.	Affiliate	Equity Securities of Affiliate	7,999	—	—	7,999
KB Credit Information	Affiliate	Equity Securities of Affiliate	6,245	—	—	6,245
KB Life Insurance	Affiliate	Equity Securities of Affiliate	15,300	—	—	15,300
Jooeun Industry[1]	Affiliate	Equity Securities of Affiliate	9,999	—	—	9,999
Jangeun Securities[1]	Affiliate	Equity Securities of Affiliate	24,274	—	—	24,274
ING Life Korea	Affiliate	Equity Securities of Affiliate	14,000	—	—	14,000
Kookmin Bank Hong Kong Ltd.	Affiliate	Equity Securities of Affiliate	20,260	—	1,054	19,206
Kookmin Bank International (London) Ltd.	Affiliate	Equity Securities of Affiliate	34,935	177	—	35,112

[1]	Jooeun Industry and Jangeun Securities are under liquidation procedures

7.3. Related Party Transactions

(Unit: in millions of Won unless indicated otherwise)

Name	Relation with the Bank	Transactions
		Account	Purchase	Disposal	Volume	Gains /Losses
DSME Co.	Related party of Non-executive director, Dong Soo Chung	Equity securities	1,775	1,775	3,550	33
LG International	Related party of Non-executive director, Kee Young Chung	Equity securities	4,019	4,019	8,038	(303)

	Total		5,794	5,794	11,588	(270)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 14, 2006	By:	/s/ Kap Shin
(Signature)

	Name:	Kap Shin
	Title:	CFO / Senior EVP Executive Director

Exhibit 99.1-Kookmin Bank Review Report for the First Half of 2006

Exhibit 99.1

KOOKMIN BANK

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Kookmin Bank:

We have reviewed the accompanying non-consolidated balance sheet of the bank accounts of Kookmin Bank (the “Bank”) as of June 30, 2006, and the related non-consolidated statements of income and cash flows for the six months ended June 30, 2006 and 2005, all expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these financial statements based on our reviews. .

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank’s personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Bank as of December 31, 2005, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein) and in our report dated February 24, 2006, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2005, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

July 28, 2006

Notice to Readers

This report is effective as of July 28, 2006, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

	Korean Won
	2006		2005
	(In millions)
ASSETS
Cash and due from banks (Notes 3, 20 and 21)	(Won)	4,890,126	(Won)	5,867,417
Securities (Notes 4, 20 and 21)		34,715,230		30,550,299
Loans (Notes 5, 6, 7, 20 and 21)		140,682,565		135,738,407
Fixed assets (Note 8)		2,393,469		2,436,702
Other assets (Note 9)		9,269,012		5,000,824

	(Won)	191,950,402	(Won)	179,593,649

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits (Notes 10, 20 and 21)	(Won)	125,408,211	(Won)	126,281,232
Borrowings (Notes 11, 20 and 21)		16,080,443		13,737,336
Debentures (Notes 12, 20 and 21)		22,051,969		16,547,987
Other liabilities (Notes 13, 14, 15 and 16)		14,567,733		10,653,494

		178,108,356		167,220,049

SHAREHOLDERS’ EQUITY (Notes 17 and 18):
Common stock		1,681,896		1,681,896
Capital surplus		6,258,297		6,254,786
Retained earnings
(Net income of (Won)1,579,970 million for the six months ended June 30, 2006 and (Won)2,252,218 million for the year ended December 31, 2005)		5,324,908		3,929,948
Capital adjustments		576,945		506,970

		13,842,046		12,373,600

	(Won)	191,950,402	(Won)	179,593,649

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks (Note 21)	(Won)	17,171	(Won)	11,363
Interest on securities (Note 21)		652,207		495,915
Interest on loans (Note 21)		5,125,798		5,051,655
Other interest income		14,473		14,277

		5,809,649		5,573,210

Commission income		663,197		566,044

Other operating income:
Gain on disposal of trading securities		25,084		39,854
Gain on valuation of trading securities (Note 4)		13,200		2,167
Dividends on trading securities		2,807		4,770
Dividends on available-for-sale securities		3,960		3,236
Foreign exchange trading income		138,405		124,588
Fees and commissions from trust accounts (Note 26)		49,137		73,891
Gain on financial derivatives trading		2,205,090		1,720,345
Gain on valuation of financial derivatives (Note 19)		970,234		894,154
Gain on valuation of fair value hedged items (Note 19)		18,347		19,604
Other operating income		31,408		60,326

		3,457,672		2,942,935

Total operating revenues		9,930,518		9,082,189

OPERATING EXPENSES:
Interest expenses:
Interest on deposits (Note 21)		1,602,371		1,633,482
Interest on borrowings (Note 21)		314,114		157,534
Interest on debentures (Note 21)		487,124		559,368
Other interest expenses		23,717		15,864

		2,427,326		2,366,248

Commission expenses		196,879		157,048

Other operating expenses:
Loss on disposal of trading securities		36,798		42,529
Provision for possible loan losses (Note 7)		198,141		896,065
Provision for acceptances and guarantees losses		790		1,424
Foreign exchange trading losses		153,073		134,131
Loss on financial derivatives trading (Note 19)		2,129,687		1,518,833
Loss on valuation of financial derivatives (Note 19)		943,807		1,002,760
Other operating expenses		324,459		265,377

		3,786,755		3,861,119

General and administrative expenses (Note 22)		1,602,445		1,460,707

Total operating expenses		8,013,405		7,845,122

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions except per share amounts)
OPERATING INCOME	(Won)	1,917,113	(Won)	1,237,067
NON-OPERATING INCOME(Note 23)		355,559		410,889
NON-OPERATING EXPENSES(Note 23)		90,786		337,836

ORDINARY INCOME		2,181,886		1,310,120
EXTRA ORDINARY ITEM		—		—

INCOME BEFORE INCOME TAX		2,181,886		1,310,120
INCOME TAX EXPENSE(Note 24)		601,916		420,169

NET INCOME	(Won)	1,579,970	(Won)	889,951

ORDINARY INCOME PER SHARE (In currency units) (Note 25)	(Won)	4,697	(Won)	2,878

NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	4,697	(Won)	2,878

DILUTED ORDINARY INCOME PER SHARE (In currency units) (Note 25)	(Won)	4,697	(Won)	2,877

DILUTED NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	4,697	(Won)	2,877

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	1,579,970	(Won)	889,951

Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of trading securities		36,798		42,529
Provision for possible loan losses		198,141		896,065
Loss on financial derivatives trading		2,129,687		1,518,833
Loss on valuation of financial derivatives		943,807		1,002,760
Loss on valuation of fair value hedged items		25,429		—
Loss on valuation of securities accounted for using the equity method		1,856		8,916
Provision for severance benefits		71,372		66,806
Depreciation and amortization		137,599		156,635
Loss on disposal of available-for-sale securities		8,518		9,666
Loss on impairment of available-for-sale securities		13,362		6,085
Loss on disposal of tangible assets		550		1,827
Loss on sale of loans		—		1,417
Gain on disposal of trading securities		(25,084)		(39,854)
Gain on valuation of trading securities		(13,200)		(2,167)
Gain on financial derivatives trading		(2,205,090)		(1,720,345)
Gain on valuation of financial derivatives		(970,234)		(894,154)
Gain on valuation of fair value hedged items		(18,347)		(19,604)
Gain on valuation of securities accounted for using the equity method		(51,053)		(53,152)
Gain on disposal of available-for-sale securities		(85,828)		(168,122)
Gain on disposal of tangible assets		(223)		(8,644)
Gain on sale of loans		(36,311)		(71,593)
Others, net		26,388		162,095

		188,137		895,999

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions)
Changes in assets and liabilities resulting from operations:
Net decrease in trading securities	(Won)	131,754	(Won)	988,642
Net increase in accounts receivable		(4,407,428)		(3,300,153)
Net increase in accrued income		(86,243)		(27,840)
Net decrease (increase) in prepaid expenses		(29,536)		99,090
Net decrease (increase) in deferred income tax assets		115,243		(105,779)
Net increase in accounts payable		4,068,470		2,809,638
Net increase (decrease) in accrued expenses		(641,375)		220,874
Net increase in advances from customers		74,869		110,429
Payment of severance benefits		(9,360)		(54,210)
Decrease (increase) in severance insurance deposits		(3,362)		28,297
Others, net		397,561		445,957

		(389,407)		1,214,945

Net cash provided by operating activities		1,378,700		3,000,895

CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in restricted due from banks		222,308		(1,042,562)
Net decrease (increase) in available-for-sale securities		(3,193,997)		3,052,671
Net increase in held-to-maturity securities		(851,531)		(4,156,494)
Net decrease (increase) in securities accounted for using the equity method		(1,261)		31,297
Net decrease (increase) in loans		(5,229,921)		1,187,221
Disposal of fixed assets		345		21,396
Purchase of fixed assets		(82,508)		(39,227)
Net decrease in other assets		246,214		185,534

Net cash used in investing activities		(8,890,351)		(760,164)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in deposits		(870,205)		(2,415,054)
Net increase (decrease) in debentures		5,483,080		(3,344,508)
Net increase in borrowings		829,052		551,276
Net increase in other liabilities		1,489,010		1,931,764
Others, net		(174,269)		1,083,910

Net cash provided by (used in) financing activities		6,756,668		(2,192,612)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		(754,983)		48,119

CASH AND DUE FROM BANKS, BEGINNING OF PERIOD		3,624,831		3,319,349

CASH AND DUE FROM BANKS, END OF PERIOD (Note 30)	(Won)	2,869,848	(Won)	3,367,468

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

1. GENERAL:

Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003.

The Bank’s shares have been listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. In addition, the Bank listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) as of November 1, 2001 following the consolidation with H&CB. H&CB listed its ADS on the NYSE as of October 3, 2000 prior to the business combination. As of June 30, 2006, the Bank’s paid-in capital amounts to (Won)1,681,896 million.

The Bank is engaged in the banking, trust and other relevant businesses according to the provisions of the General Banking Act and the Trust Business Act, and operates through 1,112 domestic branches and offices (excluding 214 automated teller machine stations) and three overseas branches (excluding 2 subsidiaries and 1 office) as of June 30, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Non-consolidated Financial Statement Presentation

The Bank maintains its official accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles and banking accounting standards generally accepted in the Republic of Korea. Certain accounting principles and banking accounting standards applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles and banking accounting practices in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The significant accounting policies followed by the Bank in preparing the accompanying non-consolidated financial statements are summarized below.

Interest Income Recognition

The Bank applies the accrual basis in recognizing interest income related to deposits, loans and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans secured by guarantee of governments or government agencies, or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on cash basis in accordance with the accounting standards of the banking industry. As of June 30, 2006 and December 31, 2005, the principal amount of loans and securities of which the accrued interest income was not recorded in the accompanying financial statements based on the above criteria amounted to (Won)6,629,980 million and (Won)7,875,123 million, respectively, and the related accrued interest income not recognized amounted to (Won)501,894million and (Won)462,799 million, respectively.

Classification of Securities

At acquisition, the Bank classifies securities into one of the following categories: trading, available-for-sale, held-to-maturity and securities accounted for using the equity method, depending on marketability, purpose of acquisition and ability to hold. Debt and equity securities that are bought and held for the purpose of selling them in the near term and actively traded are classified as trading securities. Debt securities with fixed and determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that should be accounted for under the equity method are classified as securities accounted for using the equity method. Debt and equity securities not classified as the above are categorized as available-for-sale securities.

If the objective and ability to hold securities of the Bank change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Bank sells held-to-maturity securities or exercises early redemption right of securities to issuer in the current year or the proceeding two years, and if it reclassifies held-to-maturity securities to available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be recategorized to available-for-sale securities or held-to-maturity securities and vice versa. Nevertheless, trading securities are reclassified to available-for-sale securities only when the trading securities lose their marketability.

Valuation of Securities

(1)	Valuation of Trading Securities

Trading equity and debt securities are initially recognized at acquisition cost plus incidental expenses determined by the individual moving average method (the specified identification method for debt securities). When the face value of trading debt securities differs from their acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. After initial recognition, if the fair value of trading securities differs from the book value, trading securities are stated at fair value and the resulting valuation gain or loss is included in current operations.

(2)	Valuation of Available-for-sale Securities

Available-for-sale securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual moving average method (the specified identification method for debt securities). The effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the debt security. After initial recognition, available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in capital adjustments. Accumulated capital adjustments of securities are charged to current operations in a lump sum at the time of disposal or impairment recognition. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. If the collectible value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations. With respect to impaired securities, any unrealized valuation gain or loss of securities previously included in the capital adjustment account is reversed.

(3)	Valuation of Held-to-maturity Securities

Held-to-maturity securities are stated at acquisition cost plus incidental expenses, determined by the specific identification method. When the face value of held-to-maturity securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. If collectible value is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations.

(4)	Valuation of Securities Accounted for using the Equity Method

Equity securities held for investment in companies in which the Bank is able to exercise significant influence over the investees (in accordance with the Banking Act, if the Bank holds more than 15 percent of the total issued shares, the Bank is considered being able to exercise significant influence) are accounted for using the equity method. The Bank’s share in net income or net loss of investees is included in current operations. Changes in the retained earnings of investee are reflected in the retained earnings. Changes in the capital surplus or other capital accounts of investee are reflected as gain or loss on valuation of securities accounted for using the equity method in capital adjustments.

When the book value of equity securities accounted for using the equity method is less than zero due to the cumulative losses of the investees, the Bank discontinues applying the equity method and does not provide for additional losses. If the investee subsequently reports net income, the Bank resumes applying the equity method only after its share of that net income equals the share of net losses not recognized during the period that the equity method was suspended.

In addition, any gains or loss from the disposal of equity securities of certain consolidated subsidiaries are accounted for as capital adjustments resulting from applying the equity method in the balance sheets if the subsidiaries are still consolidated even after the Bank disposes of a portion of equity securities.

(5)	Reversal of Loss on Impairment of Available-for-sale Securities and Held-to-maturity Securities

If the reasons for impairment losses of available-for-sale securities no longer exist, the recovery is recorded in current operations under non-operating income up to amount of the previously recognized impairment loss as reversal of loss on impairment of available-for-sale securities and any excess is included in capital adjustments as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the recovery of the impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in capital adjustments. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.

For held-to-maturity securities, the recovery is recorded in current operations under non-operating income within the amount of amortized cost that would have been recorded according to the original schedule if the impairment losses had not been recognized as reversal of loss on impairment of held-to-maturity securities.

(6)	Reclassification of Securities

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value is reported in capital adjustment as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continue to be included in capital adjustments and be amortized using the effective interest rate method and the amortized amount is charged to interest income until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value as of reclassification date.

Transfer of Securities

When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities is lost from the sale of the securities, the unrealized valuation gain or loss of securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing the control, the transaction is recorded as secured borrowing transaction.

Allowance for Possible Losses on Credits

The Supervisory Regulation of Banking Business (the “Supervisory Regulation”) legislated by the Financial Supervisory Commission (FSC) requires the Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability and historical financial transaction records. The Supervisory Regulation also requires the Bank to provide the minimum rate of loss provision for each category balance using the prescribed minimum percentages as described below.

As required by the Supervisory Regulation, the Bank classifies corporate credits (loans, confirmed acceptances and guarantees) based on borrowers’ capability to repay in consideration of borrowers’ business operation, financial position and future cash flows (Forward Looking Criteria) as well as past due period and status of any bankruptcy proceedings (Historical Repayment Criteria). However, credits to small companies and to households are classified not by evaluating the debt repayment capability of a borrower or customer but by past due period and status of bankruptcy proceedings. The Bank generally classifies all credits to a single borrower in the same category of classification but credits guaranteed or credits collateralized by bank deposits, real estate and other assets may be classified differently based on the guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

Based on the Bank’s corporate credit evaluation model, credits to a borrower are classified into 12 grades from AAA to D (AAA, AA, A, A - , BBB, BB, B, B - , CCC, CC, C and D). Credits of grades of AAA to B are classified as normal, credits of grade B - to CCC as precautionary, credits of grade CC as substandard, credits of grade C as doubtful and credits of grade D as estimated loss. Credits are finally classified reflecting past due period and bankruptcy considerations. An allowance is then calculated on the category balances using the prescribed percentages of 0.5 ~ 1.9 percent for normal, 2 ~ 19.9 percent for precautionary, 20 ~ 49.9 percent for substandard, 50 ~ 99.9 percent for doubtful and 100 percent for estimated loss. However, the Bank does not provide allowances for call loans, bonds bought under resale agreements and inter-bank loans that are classified as normal, as it is not required by the Accounting Standards for the Banking Industry.

In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 0.75 ~ 7.9 percent and 1 ~ 11.9 percent for normal, 8 ~19.9 percent and 12 ~ 19.9 percent for precautionary, 20 ~ 54.9 and 20 ~ 59.9 percent for substandard, 55 ~ 99.9 percent and 60 ~99.9 percent for doubtful, and 100 percent for estimated loss. Furthermore, as required by the Financial Supervisory Service, for the secured household loans newly placed after September 9, 2002, if the ratio of loans to collateral value (loan to value; LTV) exceeds 70 percent, the Bank provides an allowance for possible loan losses of 1 percent for normal and 10 percent for precautionary, instead of providing 0.75 percent for normal and 8 percent for precautionary.

In addition, when an allowance for possible loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principle in the Republic of Korea, historical loss rate is reflected in the provision for possible loan losses.

The method and data used for determining the allowances for loan losses based on historical loss rate by the Bank’s lending portfolios are determined as follows:

Lending portfolios	Methodology	Period of historical loss rate	Period of recovery ratio
Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Consumer loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years

Based on the loan portfolios’ nature, lending period, recovery period and other economic factors, the Bank determines the appropriate data period used in assessing its historical loss rate and recovery ratio.

Pursuant to the Supervisory Regulation of Banking Business, the Bank provides allowance for possible losses on confirmed acceptances and guarantees, unconfirmed acceptances and guarantees, and note endorsed based on the credit classification, minimum rate of loss provision prescribed by Financial Supervisory Service and the cash conversion factor. In addition, the Bank provides other allowance for the unused credit limit of credit card and unused credit line of consumer and corporate loans based on the cash conversion factor and minimum rate of loss provision prescribed by Financial Supervisory Service.

Restructuring of Loans

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets first the book value against allowances for loan losses and then recognizes provisions for loan losses. Impairment losses for loans that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowances for loan losses. If the amount of allowances already established is less than the impairment losses, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.

Tangible Assets and Related Depreciation

Tangible assets included in fixed assets are recorded at cost or production cost including the incidental expenses. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed by using the declining-balance method (Straight-line method for building and structures) based on the estimated useful lives of the assets as follows:

Tangible assets	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining balance	4-5 years
Equipment and vehicles	Declining balance	4-5 years

Intangible Assets and Related Amortization

Intangible assets included in fixed assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets or the activity method as follows:

Intangible assets	Depreciation method	Estimated useful life
Goodwill	Straight-line	9 years
Trademarks	Straight-line	5-20 years
Others	Straight-line	3-30 years

The Bank recorded goodwill as a result of the merger with H&CB, as the cost of the merger exceeded the fair value of the net assets acquired. Expenditures incurred in conjunction with the development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably exerted, are capitalized as development costs. The Bank estimates the useful lives of endowment assets that are beneficial upon usage based on the term of the contract and are classified under other intangible assets.

Valuation Allowance for Non-Business Use Property

Non-business use property included in fixed assets is recorded when the Bank acquires collateral by foreclosure on the mortgage for loans. If the latest auction price is lower than book value, the difference is provided as a valuation allowance and the valuation loss is charged to current operations. In addition, the difference between the selling price and book value is recorded as a disposition gain or loss.

Recognition of Impairment of Assets

When the book value of assets (other than securities and assets valued at present value) exceeds the collective value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, the book value are adjusted to collective value in the balance sheet and the resulting impairment loss is charged to current operations. If the collective value of the assets increases in subsequent years, the increase in value is credited to operations as gain until the collective value equals the book value of assets that would have been determined had no impairment loss been recognized. The Bank assessed the collective value based on expected selling price or appraisal value.

Amortization of Discounts (Premiums) on Debentures

Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense on the debentures.

Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Bank purchases or sells securities under resale or repurchase agreements.

Contingent Liabilities

A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank is recognized as contingent liabilities when it is probable that an outflow of resources embodying economic benefits required and the amount of the obligation can be measured with sufficient reliability. Where the effect of the time value of money is material, the amount of the liabilities is the present value of the expenditures expected to be required to settle the obligation. In addition, as some or all expenditures required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as separate assets in the balance sheet and related income may be offset against expense in the income statement.

Accrued Severance Benefits

Employees and directors and temporary employees with at least one year of service as of June 30, 2006 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to resign are included in other liabilities.

The Bank has purchased severance benefits insurance, which meets the funding requirement for tax purposes, and made deposits with Kyobo Life Insurance Co., Ltd and others. Withdrawal of these deposits is restricted to the payment of severance benefits. These are presented as a deduction from the accrued severance benefits.

Accounting for Derivative Instruments

The Bank accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Accounting for Stock Options

In accordance with the Interpretations on Financial Accounting Standards 39-35 on the accounting for the stock option, the Bank records stock compensation costs as a capital adjustment in case that the Bank can choose to settle the vested stock option by issuing new shares or treasury stock, or payment of cash equivalent to the difference between the market price and the exercise price at the exercise date. However, the compensation cost of certain options that is certain to be settled by cash payment is recorded in other liabilities (accrued expenses).

National Housing Fund

The Bank, as designated by the Korean government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate.

Accounting for Trust Accounts

The Bank separately maintains the books of accounts and financial statements in connection with the trust operations (the trust accounts) from those of the bank accounts in accordance with the Trust Business Act. When surplus funds are generated through the management of trust assets, such funds are deposited with the Bank and are recorded as due to trust accounts of the bank accounts. Also, the borrowings from the bank account are recorded as due from trust accounts of the bank accounts. The Bank receives fees for operation and management of the trust business and accounts for them as fees and commissions from trust accounts.

With respect to certain trust account products, the Bank guarantees the repayment of the principal of the trust accounts and, in certain cases, a fixed rate of return. If income from such trust accounts is insufficient to pay the guaranteed amount, such a deficiency is satisfied by using special reserves maintained in the trust accounts, offsetting trust fee payable to the bank accounts and receiving compensation contributions from the bank accounts of the Bank. If the Bank pays compensating contributions to the guaranteed return trusts to cover such deficiencies, these contributions are reflected as other operating expense of the bank accounts and as other income of the trust accounts.

Income Tax Expense

Income tax expense is the amount currently payable for the period added to or deducted from the changes in deferred income taxes. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and any tax loss carryforwards are realizable. The difference between the amount currently payable for the period and income tax expense is accounted for as deferred income tax assets or liabilities, which will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income tax assets or liabilities are calculated based on the expected tax rate to be applied at the reversal period of the related assets or liabilities. Tax payable and deferred income tax assets or liabilities regarding to certain items are charged or credited directly to related components of shareholders’ equity.

Accounting for Foreign Currency Transactions and Translation

The Bank maintains its accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rate of exchange on the transaction date. The Korean Won equivalent of assets and liabilities denominated in foreign currencies are translated in these financial statements based on the basic rate ((Won)960.30 and (Won)1,013.00 to US$ 1.00 at June 30, 2006 and December 31, 2005, respectively) announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. Dollars at the balance sheet dates. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the basic rate at balance sheet dates.

Application of the Statement of Korea Accounting Standards

The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statements of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable based on SKAS Act 92. The Bank adopted SKAS No.1 (Accounting Changes and Error Corrections) through SKAS No. 17 (Provisions, Contingent Liabilities and Contingent Assets) (SKAS No. 11 and No. 14 excluded) as of or before December 31, 2005. SKAS No. 18 (Interests in Joint Ventures), No. 19 (Lease) and No. 20 (Related Party Disclosures) have been adopted since January 1, 2006.

Reclassification

Certain accounts of the prior period were reclassified to conform to the current period’s presentation for comparative purposes; however, such reclassifications had no effect on the previously reported prior period’s net income or shareholders’ equity of the Bank.

3.	CASH AND DUE FROM BANKS:

(1)	Cash and due from banks in Won and foreign currencies as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Cash and checks	(Won)	2,271,681	(Won)	2,683,479
Foreign currencies		162,919		150,402
Due from banks in Won		1,972,687		2,495,595
Due from banks in foreign currencies		482,839		537,941

	(Won)	4,890,126	(Won)	5,867,417

(2)	Due from banks as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

Financial institution	Interest (%)	2006		2005
Due from banks in Won:
BOK	—	(Won)	1,961,907	(Won)	2,189,339
Woori Bank and others	0.00~2.20		7,038		304,019
Korea Stock Exchange and others	—		3,742		2,237

		(Won)	1,972,687	(Won)	2,495,595

Due from banks in foreign currencies:
BOK	—	(Won)	49,915	(Won)	46,501
Korea Exchange Bank and others	0.00~5.34		52,645		78,136
Woori Bank and others	4.90~5.85		380,279		413,304

		(Won)	482,839	(Won)	537,941

(3)	Restricted due from banks in Won and foreign currencies as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

Financial institution	2006		2005		Reason for restriction
Due from banks in Won:
BOK	(Won)	1,961,907	(Won)	2,189,339	BOK Act
Woori Bank		4,029		4,029	Escrow account
Korea Stock Exchange and others		3,742		2,237	Futures margin accounts/others
Due from banks in foreign currencies:
BOK		49,915		46,501	BOK Act
J.P. Morgan Chase & Co. and others		685		480	Futures margin accounts/others

	(Won)	2,020,278	(Won)	2,242,586

(4)	Due from banks by financial institution as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

Financial institution	2006		2005
Due from banks in Won:
BOK	(Won)	1,961,907	(Won)	2,189,339
Banks		7,038		304,019
Others		3,742		2,237

		1,972,687		2,495,595

Due from banks in foreign currencies:
BOK		49,915		46,501
Banks		427,437		490,960
Others		5,487		480

		482,839		537,941

	(Won)	2,455,526	(Won)	3,033,536

(5)	Term structure of due from banks as of June 30, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	1,968,658	(Won)	—	(Won)	4,029	(Won)	—	(Won)	—	(Won)	1,972,687
Due from banks in foreign currencies		406,975		75,864		—		—		—		482,839

	(Won)	2,375,633	(Won)	75,864	(Won)	4,029	(Won)	—	(Won)	—	(Won)	2,455,526

Term structure of due from banks as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	2,491,566	(Won)	—	(Won)	—	(Won)	4,029	(Won)	—	(Won)	2,495,595
Due from banks in foreign currencies		433,602		104,339		—		—		—		537,941

	(Won)	2,925,168	(Won)	104,339	(Won)	—	(Won)	4,029	(Won)	—	(Won)	3,033,536

4.	SECURITIES:

(1)	Securities as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Trading securities	(Won)	3,421,247	(Won)	3,551,425
Available-for-sale securities		19,585,905		16,180,784
Held-to-maturity securities		11,079,934		10,228,573
Securities accounted for using the equity method		628,144		589,517

	(Won)	34,715,230	(Won)	30,550,299

(2)	The valuation of securities excluding securities accounted for using the equity method as of June 30, 2006 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Book value
Trading securities:
Equity securities	(Won)	—	(Won)	55,116	(Won)	—	(Won)	56,232
Beneficiary certificates		40,222		40,198		—		40,785
Government and public bonds		1,288,990		1,266,440		1,256,621		1,266,985
Finance bonds		1,938,672		1,938,185		1,935,704		1,937,275
Corporate bonds		120,000		119,407		120,408		119,970

	(Won)	3,387,884	(Won)	3,419,346	(Won)	3,312,733	(Won)	3,421,247

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Book value
Available-for-sale securities:
Equity securities	(Won)	—	(Won)	1,105,669	(Won)	—	(Won)	1,260,487
Equity investments		—		511		—		3,771
Beneficiary certificates		2,108,380		2,102,667		—		2,142,800
Government and public bonds		2,864,370		2,852,872		2,848,236		2,836,168
Finance bonds		11,552,807		11,454,222		11,484,057		11,474,165
Foreign government bonds		8,643		9,617		8,726		8,693
Corporate bonds		1,137,491		1,096,273		1,075,850		1,072,228
Asset-backed securities		985,643		922,211		774,232		773,327
Other debt securities		17,380		5,673		—		14,266

	(Won)	18,674,714	(Won)	19,549,715	(Won)	16,191,101	(Won)	19,585,905

Held-to-maturity securities:
Government and public bonds	(Won)	6,565,237	(Won)	6,495,582	(Won)	6,502,049	(Won)	6,502,049
Finance bonds		2,860,000		2,857,831		2,859,978		2,859,978
Corporate bonds		1,379,779		1,387,560		1,382,956		1,382,956
Asset-backed securities		335,000		334,906		334,951		334,951

	(Won)	11,140,016	(Won)	11,075,879	(Won)	11,079,934	(Won)	11,079,934

(*)	Acquisition costs of equity securities in available-for-sale are the book value before valuation.

The valuation of securities excluding securities accounted for using the equity method as of December 31, 2005 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Book value
Trading securities:
Equity securities	(Won)	—	(Won)	179,074	(Won)	—	(Won)	200,147
Beneficiary certificates		197		256		—		256
Government and public bonds		1,692,298		1,661,025		1,663,369		1,635,898
Finance bonds		1,607,663		1,601,395		1,603,586		1,594,839
Corporate bonds		120,000		119,407		119,690		120,285

	(Won)	3,420,158	(Won)	3,561,157	(Won)	3,386,645	(Won)	3,551,425

Available-for-sale securities:
Equity securities	(Won)	—	(Won)	778,421	(Won)	—	(Won)	1,156,629
Equity investments		—		511		—		3,723
Beneficiary certificates		2,051,178		2,052,680		—		2,075,933
Government and public bonds		2,725,370		2,721,469		2,705,844		2,687,671
Finance bonds		8,324,183		8,246,513		8,248,052		8,232,310
Foreign government bonds		9,117		10,144		9,382		9,328
Corporate bonds		1,171,960		1,128,128		1,103,350		1,106,282
Asset-backed securities		1,114,117		1,050,685		901,878		900,821
Other debt securities		40,835		5,633		—		8,087

	(Won)	15,436,760	(Won)	15,994,184	(Won)	12,968,506	(Won)	16,180,784

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Book value
Held-to-maturity securities:
Government and public bonds	(Won)	4,621,429	(Won)	4,605,400	(Won)	4,609,832	(Won)	4,609,832
Finance bonds		3,570,159		3,543,074		3,564,988		3,564,988
Corporate bonds		1,714,780		1,705,750		1,718,819		1,718,819
Asset-backed securities		335,000		334,906		334,934		334,934

	(Won)	10,241,368	(Won)	10,189,130	(Won)	10,228,573	(Won)	10,228,573

(*)	Acquisition costs of equity securities in available-for-sale are the book value before valuation.

As a result of the fair valuation of trading securities, the Bank recognized (Won)13,200 million and (Won)2,167 million of valuation gain for the six months ended June 30, 2006 and 2005, respectively.

The fair values of trading and available-for sale debt securities in Won were assessed by applying the average of base prices of the latest trading day from the balance sheet date, provided by the bond pricing service institutions.

(3)	Available-for-sale securities, which were not valuated at fair value as of June 30, 2006 and December 31, 2005, were as follows (Unit: In millions):

Company	2006		2005
Korea Asset Management Corp.	(Won)	15,667	(Won)	15,667
Bad Bank Harmony (preferred stock)		8,852		12,279
Samsung Life Insurance Co., Ltd.		7,479		7,479
Korea Highway Corp.		6,248		6,248
CLS		5,231		5,191
Kyobo Investment Trust Management Co., Ltd.		2,100		2,100
Korea Money Broker Corp.		1,291		1,291
Mercury		1,088		1,088
Tianjin Samsung Opto Electronics		938		989
Others		13,702		17,281

	(Won)	62,596	(Won)	69,613

The impairment loss and the reversal of impairment loss on available-for-sale securities recognized for the six months ended June 30, 2006 and 2005 were shown below (Unit: In millions).

	2006				2005
	Impairment		Reversal		Impairment		Reversal
Equity securities	(Won)	13,361	(Won)	81,408	(Won)	5,564	(Won)	—
Equity investments		1		—		1		—
Corporate bonds		—		2,317		520		—

	(Won)	13,362	(Won)	83,725	(Won)	6,085	(Won)	—

(4)	Structured notes relating to stock and interest rate and credit risk as of June 30, 2006 were as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock:
Convertible bonds	(Won)	—	(Won)	19,614	(Won)	19,614

Structured notes relating to interest rate:
Long-term government bond floating rates notes (“FRN”)		562,946		—		562,946
Dual indexed FRN		19,823		—		19,823
Inverse FRN		20,438		—		20,438
Others		110,195		—		110,195

		713,402		—		713,402

Bonds with call option		20,000		—		20,000

	(Won)	733,402	(Won)	19,614	(Won)	753,016

Structured notes relating to stock, interest rate and credit risk as of December 31, 2005 were as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock:
Convertible bonds	(Won)	—	(Won)	60	(Won)	60

Structured notes relating to interest rate
Long-term government bond FRN		564,456		—		564,456
Dual indexed FRN		19,874		—		19,874
Inverse FRN		20,753		—		20,753
Others		110,225		—		110,225

		715,308		—		715,308

Credit linked notes		—		40,559		40,559

Bonds with call option		20,000		—		20,000

	(Won)	735,308	(Won)	40,619	(Won)	775,927

(5)	Private beneficiary certificates included in beneficiary certificates of available-for-sale securities as of June 30, 2006 and December 31, 2005 were composed of (Unit: In millions):

	2006		2005
Stocks	(Won)	35,754	(Won)	7,353
Government and public bonds		290,528		38,018
Finance bonds		1,434,842		1,340,390
Corporate bonds		48,720		32,622
Asset-backed debt securities		9,968		—
Call loans		162,168		203,892
Others		171,418		412,962

Assets		2,153,398		2,035,237
Liabilities		71,771		11,081

	(Won)	2,081,627	(Won)	2,024,156

(6)	The portfolio of securities excluding securities accounted for using the equity method, by industry, as of June 30, 2006 and December 31, 2005 were as follows (Unit: In millions):

	2006			2005
By industry	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Government and government-invested public companies	(Won)	1,386,955	40.54	(Won)	1,764,476	49.68
Financial institutions		1,986,886	58.07		1,631,869	45.95
Others		47,406	1.39		155,080	4.37

	(Won)	3,421,247	100.00	(Won)	3,551,425	100.00

Available-for-sale securities:
Government and government-invested public companies	(Won)	3,489,071	17.81	(Won)	3,347,229	20.69
Financial institutions		15,267,320	77.95		12,027,488	74.33
Others		829,514	4.24		806,067	4.98

	(Won)	19,585,905	100.00	(Won)	16,180,784	100.00

Held-to-maturity securities:
Government and government-invested public companies	(Won)	7,855,065	70.89	(Won)	6,298,716	61.58
Financial institutions		3,194,929	28.84		3,899,922	38.13
Others		29,940	0.27		29,935	0.29

	(Won)	11,079,934	100.00	(Won)	10,228,573	100.00

(7)	The portfolio of securities excluding securities accounted for using the equity method, by security type, as of June 30, 2006 and December 31, 2005 were as follows (Unit: In millions):

	2006			2005
By security type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Stocks	(Won)	56,232	1.64	(Won)	200,147	5.64
Fixed rate bonds		3,199,457	93.52		3,230,737	90.97
Floating rate bonds		124,773	3.65		120,285	3.39
Beneficiary certificates		40,785	1.19		256	0.00

	(Won)	3,421,247	100.00	(Won)	3,551,425	100.00

Available-for-sale securities:
Stocks	(Won)	1,260,487	6.44	(Won)	1,156,629	7.15
Fixed rate bonds		14,603,349	74.56		11,201,802	69.23
Floating rate bonds		751,373	3.84		861,368	5.32
Subordinated bonds		780,310	3.98		872,813	5.39
Convertible bonds		19,614	0.10		60	0.00
Beneficiary certificates		2,142,800	10.94		2,075,933	12.83
Others		27,972	0.14		12,179	0.08

	(Won)	19,585,905	100.00	(Won)	16,180,784	100.00

Held-to-maturity securities:
Fixed rate bonds	(Won)	10,889,934	98.29	(Won)	10,038,573	98.14
Floating rate bonds		60,000	0.54		60,000	0.59
Subordinated bonds		130,000	1.17		130,000	1.27

	(Won)	11,079,934	100.00	(Won)	10,228,573	100.00

The portfolio of securities excluding securities accounted for using the equity method, by country, as of June 30, 2006 and December 31, 2005 were as follows (Unit: In millions):

	2006			2005
By country type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Korea	(Won)	3,421,247	100.00	(Won)	3,551,425	100.00

Available-for-sale securities:
Korea	(Won)	19,492,310	99.52	(Won)	16,066,362	99.29
Russia		34,348	0.18		28,527	0.18
USA		17,397	0.09		46,876	0.29
India		9,664	0.05		393	0.00
Philippines		9,049	0.05		9,675	0.06
The Republic of South Africa		5,807	0.03		6,240	0.04
Switzerland		5,231	0.03		5,191	0.03
Others		12,099	0.05		17,520	0.11

	(Won)	19,585,905	100.00	(Won)	16,180,784	100.00

Held-to-maturity securities:
Korea	(Won)	11,079,934	100.00	(Won)	10,228,573	100.00

(8)	Term structure of securities (except for stocks and equity investments) in available-for-sale and held-to-maturity securities as of June 30, 2006 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	10,202,700	(Won)	7,890,058	(Won)	210,957	(Won)	17,932	(Won)	18,321,647

Held-to-maturity securities:
Book value		2,983,904		6,119,722		1,976,308		—		11,079,934
Fair value		2,973,872		6,062,934		1,954,296		—		10,991,102

Term structure of securities (except for stocks and equity investments) in available-for-sale and held-to-maturity securities as of December 31, 2005 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	7,864,997	(Won)	6,962,888	(Won)	184,008	(Won)	8,539	(Won)	15,020,432

Held-to-maturity securities:
Book value		2,268,137		6,701,400		1,259,036		—		10,228,573
Fair value		2,264,029		6,589,801		1,195,982		—		10,049,812

(9)	Securities accounted for using the equity method as of June 30, 2006 were summarized as follows (Unit: In millions):

	No. of shares	Owner- ship (%)	Acquisition cost		Net asset value		Book value
Domestic stocks:
KB Investment Co., Ltd.	8,951,293	99.99	(Won)	155,384	(Won)	85,527	(Won)	85,527
KB Futures Co., Ltd.	3,999,200	99.98		19,996		27,157		27,157
KB Data System Co., Ltd.	799,960	99.99		8,001		15,437		13,061
KB Real Estate Trust	15,999,930	99.99		76,103		87,161		87,205
KB Asset Management	6,134,040	80.00		39,015		55,152		55,152
KB Credit Information	1,249,040	99.73		14,291		31,759		31,065
KB Life Insurance Co., Ltd.	3,060,000	51.00		15,426		14,713		—
KLB Securities Co., Ltd. (*1)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*1)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea	1,400,000	20.00		21,769		105,847		105,847
Balhae Infrastructure Fund (*2)	126,050	12.61		1,261		1,272		1,272
Korea Credit Bureau Co., Ltd. (*3)	180,000	9.00		4,500		3,684		3,684

				390,056		427,709		409,970

Foreign stocks:
Kookmin Bank Singapore Ltd. (*1)	30,000,000	100.00		18,101		—		1,667
Kookmin Finance Asia Ltd. (HK) (*1)	700,000	100.00		7,665		—		233
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		34,552		52,274		52,274
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		50,955		70,288		70,335
Sorak Financial Holdings PTE Ltd.	1,422,216	25.00		73,656		83,278		83,278

				184,929		205,840		207,787

Equity investments:
KICO No. 2 Venture Investment Partnership (*1)	5,000	55.56		—		93		93
KICO No. 3 Venture Investment Partnership (*1)	9,000	69.23		—		113		113
Pacific IT Investment Partnership (*1)	700	50.00		6,252		2,607		2,607
NPC02-4 Kookmin Venture Fund	70	33.33		7,000		7,574		7,574

				13,252		10,387		10,387

			(Won)	588,237	(Won)	643,936	(Won)	628,144

Securities accounted for using the equity method as of December 31, 2005 were summarized as follows (Unit: In millions):

	No. of shares	Owner- ship (%)	Acquisition cost		Net asset value		Book value
Domestic stocks:
KB Investment Co., Ltd.	8,951,293	99.99	(Won)	155,384	(Won)	85,462	(Won)	85,462
KB Futures Co., Ltd.	3,999,200	99.98		19,996		27,312		27,312
KB Data System Co., Ltd.	799,960	99.99		8,001		17,726		15,582
KB Real Estate Trust	15,999,930	99.99		76,103		80,975		81,068
KB Asset Management	6,134,040	80.00		39,015		52,485		52,485
KB Credit Information	1,249,040	99.73		14,291		28,629		27,837
KB Life Insurance Co., Ltd.	3,060,000	51.00		15,426		12,541		—
KLB Securities Co., Ltd. (*1)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*1)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea	1,400,000	20.00		21,769		77,529		77,529

				384,295		382,659		367,275

Foreign stocks:
Kookmin Bank Singapore Ltd. (*1)	30,000,000	100.00		18,254		—		1,759
Kookmin Finance Asia Ltd. (HK) (*1)	700,000	100.00		8,086		—		246

	No. of shares	Owner- ship (%)	Acquisition cost		Net asset value		Book value
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00	(Won)	34,378	(Won)	50,523	(Won)	50,523
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		53,751		69,907		69,958
Sorak Financial Holdings PTE Ltd.	1,422,216	25.00		74,277		82,401		82,401

				188,746		202,831		204,887

Equity investments:
KICO No. 2 Venture Investment Partnership (*1)	5,000	55.56		—		130		130
KICO No. 3 Venture Investment Partnership (*1)	9,000	69.23		—		147		147
Pacific IT Investment Partnership (*1)	700	50.00		7,000		4,950		4,950
NPC02-4 Kookmin Venture Fund	100	33.33		10,000		12,128		12,128

				17,000		17,355		17,355

			(Won)	590,041	(Won)	602,845	(Won)	589,517

(*1)	KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Bank Singapore Ltd., Kookmin Finance Asia, Ltd., KICO No. 2 Venture Investment Partnership, KICO No. 3 Venture Investment Partnership and Pacific IT Investment Partnership are all in the process of liquidation.
(*2)	The Bank may exercise its voting right at the board meeting or at an equally significant decision making body of the investee.
(*3)	The Bank has significant influence in electing the board member who may participate in the decision making process relating to the financial and business policy of the investee.

(10)	The valuation of securities accounted for using the equity method for the six months ended June 30, 2006 was as follows (Unit: In millions):

	Book value before valuation		Increase (Decrease)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss)on investment		Capital adjust- ments		Book value after valuation
Domestic stocks:
KB Investment Co., Ltd.	(Won)	85,462	(Won)	—	(Won)	(2,238)	(Won)	—	(Won)	3,374	(Won)	(1,071)	(Won)	85,527
KB Futures Co., Ltd.		27,312		—		(1,000)		—		904		(59)		27,157
KB Data System Co., Ltd. (*3)		15,582		—		(2,399)		—		(122)		—		13,061
KB Real Estate Trust		81,068		—		—		—		6,137		—		87,205
KB Asset Management		52,485		—		(6,134)		—		8,769		32		55,152
KB Credit Information (*1)		27,837		—		(624)		—		3,852		—		31,065
KB Life Insurance Co., Ltd. (*2 & 3)		—		—		—		—		—		—		—
KLB Securities Co., Ltd. (*2)		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*2)		—		—		—		—		—		—		—
ING Life Insurance Korea		77,529		—		—		—		20,823		7,495		105,847
Balhae Infrastructure Fund		—		1,261		—		—		11		—		1,272
Korea Credit Bureau Co., Ltd.		—		4,500		—		—		(816)		—		3,684

		367,275		5,761		(12,395)		—		42,932		6,397		409,970

	Book value before valuation		Increase (Decrease)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss)on investment		Capital adjust- ments		Book value after valuation
Foreign stocks
Kookmin Bank Singapore Ltd.		1,759		—		—		(92)		—		—		1,667
Kookmin Finance Asia Ltd. (HK)		246		—		—		(13)		—		—		233
Kookmin Bank Int’l Ltd. (London)		50,523		—		—		256		1,495		—		52,274
Kookmin Bank Hong Kong Ltd.		69,958		—		—		(3,641)		4,058		(40)		70,335
Sorak Financial Holdings PTE Ltd.		82,401		—		(2,795)		(691)		998		3,365		83,278

		204,887		—		(2,795)		(4,181)		6,551		3,325		207,787

Equity Securities
KICO No. 2 Venture Investment Partnership		130		—		—		—		(37)		—		93
KICO No. 3 Venture Investment Partnership		147		—		—		—		(34)		—		113
Pacific IT Investment Partnership		4,950		(1,496)		—		—		(847)		—		2,607
NPC02-4 Kookmin Venture Fund		12,128		(3,000)		(2,129)		—		632		(57)		7,574

		17,355		(4,496)		(2,129)		—		(286)		(57)		10,387

	(Won)	589,517	(Won)	1,265	(Won)	(17,319)	(Won)	(4,181)	(Won)	49,197	(Won)	9,665	(Won)	628,144

(*1)	Differences amounting to (Won)1,128 million between the purchase price and the Bank’s proportionate ownership of the net book value of KB Credit Information resulting from an additional purchase of 342,844 shares in October 2004 are credited to gain on valuation of securities accounted for using the equity method equally for five years. The Bank credited (Won)113 million to current operation for the six months ended June 30, 2006 and the balance was (Won)733 million as of June 30, 2006.
(*2)	The equity method is no longer applied to securities of KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to accumulated deficit, and KB Life Insurance Co., Ltd. due to unrealized income elimination, resulting to the decrease of their book values below zero. The accumulated deficit and negative change due to the equity method, which was not recorded, are as follows as of June 30, 2006 (Unit: In millions):

	Deficit		Negative change due to the equity method		Total
KLB Securities Co., Ltd.	(Won)	4,148	(Won)	—	(Won)	4,148
Jooeun Industrial Co., Ltd.		59,013		—		59,013
KB Life Insurance Co., Ltd.		16,633		5,376		22,009

	(Won)	79,794	(Won)	5,376	(Won)	85,170

(*3)	The significant unrealized income eliminated for the six months ended June 30, 2006 was as follows (Unit: In millions):

	Related accounts	Amount
KB Data System Co., Ltd.	Tangible assets (sales)	(Won)	229
KB Life Insurance Co., Ltd.	Commissions (deferred acquisition cost)		960

		(Won)	1,189

(11)	Significant financial data of companies of which stocks were accounted for using the equity method as of and for the six months ended June 30, 2006 were as follows (Unit: In millions):

	Assets		Liabilities		Sales		Net income (loss)
KB Investment Co., Ltd.	(Won)	87,420	(Won)	1,888	(Won)	6,745	(Won)	3,374
KB Futures Co., Ltd.		56,986		29,824		5,741		904
KB Data System Co., Ltd.		22,796		7,359		25,681		111
KB Real Estate Trust		188,551		101,389		26,393		6,186
KB Asset Management		92,035		23,095		21,068		10,960
KB Credit Information		40,673		8,828		38,048		3,765
KB Life Insurance Co., Ltd.		502,558		473,709		172,597		1,881
Jooeun Industrial Co., Ltd.		117,924		192,467		30,251		382
ING Life Insurance Korea		8,048,665		7,519,431		1,502,545		104,114
Balhae Infrastructure Fund		10,120		30		162		90
Korea Credit Bureau Co., Ltd.		41,922		989		5,157		(1,344)
Kookmin Bank Int’l Ltd.(London)		349,182		296,908		9,368		1,495
Kookmin Bank Hong Kong Ltd.		463,676		393,388		13,025		4,058
Sorak Financial Holdings PTE Ltd.		4,893,422		4,560,311		375,172		21,028
KICO No. 2 Venture Investment Partnership		166		—		—		(67)
KICO No. 3 Venture Investment Partnership		163		—		—		(49)
Pacific IT Investment Partnership		2,608		—		—		(847)
NPC02-4 Kookmin Venture Fund		24,439		217		2,383		1,892

Unaudited financial statements as of June 30, 2006 were used for the equity method valuation. There was no material exception as a result of analytical review, such as analysis of major accounts to assess reliability of those financial statements. However, in case of ING Life Insurance Korea, the unaudited financial statements as of May 31, 2006 were used for the equity method valuation. The significant events from the closing dates of investees’ to that of the Bank were properly reflected in applying the equity method.

(12)	Changes in the gain (loss) on valuation of available-for-sale securities, held-to-maturity securities and securities accounted for using the equity method reflected in capital adjustments for the six months ended June 30, 2006 were as follows (Unit: In millions):

	Beginning		Increase (Decrease)		Disposal		Ending
Gain (loss) on valuation of available-for-sale securities:
Equity securities	(Won)	454,250	(Won)	118,636	(Won)	(72,583)	(Won)	500,303
Debt securities in Won		32,614		9,366		(4,505)		37,475
Debt securities in foreign currencies		5,867		(4,800)		(2,946)		(1,879)
Beneficiary certificates		16,858		19,649		(7,410)		29,097
Others		1,779		4,451		—		6,230

	(Won)	511,368	(Won)	147,302	(Won)	(87,444)	(Won)	571,226

Gain on valuation of held-to-maturity securities:
Debt securities in Won	(Won)	426	(Won)	—	(Won)	(211)	(Won)	215

Gain on valuation of securities accounted for using the equity method	(Won)	948	(Won)	4,431	(Won)	125	(Won)	5,504

(13)	Securities provided as collateral as of June 30, 2006 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	6,971,389	(Won)	7,000,000	Bonds sold under repurchase agreements
BOK		902,532		900,000	Borrowings from BOK
BOK		329,781		330,600	Overdrafts and settlement risk
Samsung Futures & others		268,537		281,500	Derivative settlement
Other		402		1,628	Other

	(Won)	8,472,641	(Won)	8,513,728

Securities provided as collateral as of December 31, 2005 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	6,571,036	(Won)	6,570,000	Bonds sold under repurchase agreements
BOK		953,153		950,000	Borrowings from BOK
BOK		183,994		183,200	Overdrafts and settlement risk
Samsung Futures & others		260,571		269,500	Derivative settlement
Other		402		1,628	Other

	(Won)	7,969,156	(Won)	7,974,328

(14)	Securities lent as of June 30, 2006 and December 31, 2005 were as follows (Unit: In millions):

	2006		2005		Provided to
Government and public bonds	(Won)	318,716	(Won)	98,625	Korea Securities Depository
Finance bonds		42,802		35,241	Korea Securities Depository

	(Won)	361,518	(Won)	133,866

5.	LOANS:

(1)	Loans as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Loans in Won	(Won)	119,843,425	(Won)	118,565,341
Loans in foreign currencies		6,631,880		5,314,883
Call loans		861,539		1,518,948
Bills bought in Won		16,694		18,563
Bills bought in foreign currencies		1,341,042		1,377,085
Advances for customers		8,776		11,321
Credit card receivables		7,590,596		7,571,605
Bonds purchased under resale agreements		133,000		—
Private placed bonds		6,373,005		3,729,867
Factoring receivables		32,023		32,044
Loans for debt-equity swap		1,968		—

		142,833,948		138,139,657
Allowance for possible loan losses		(2,240,015)		(2,453,275)
Deferred loan origination fees and costs		88,632		52,025

	(Won)	140,682,565	(Won)	135,738,407

(2)	Loans in Won and loans in foreign currencies as of June 30, 2006 and December 31, 2005 were as follows (Unit: In millions):

		2006		2005
Loans in Won:
Commercial	Working capital loans

	General purpose loans	(Won)	25,812,416	(Won)	24,575,874
	Notes discounted		678,821		1,106,112
	Overdraft accounts		423,752		279,864
	Trading notes		679,361		671,421
	Others		4,192,922		3,865,057

			31,787,272		30,498,328

	Facilities loans
	General facilities loans		4,122,221		3,985,218
	Others		1,039,682		1,087,832

			5,161,903		5,073,050

			36,949,175		35,571,378

Households	General purpose loans		43,337,002		42,082,535
	Housing loans		38,219,793		39,535,441
	Remunerations on mutual installment savings		172,001		232,556
	Others		457,640		456,173

			82,186,436		82,306,705

Public sector loans	Public operation loans		695,023		643,141
	Public facilities loans		4,971		34,157

			699,994		677,298

Other loans	Property formation loans		6,111		6,748
	Inter-bank loans		157		1,274
	Others		1,552		1,938

			7,820		9,960

		(Won)	119,843,425	(Won)	118,565,341

Loans in foreign currencies:

	Domestic funding loans	(Won)	3,194,602	(Won)	2,208,125
	Overseas funding loans		497,581		551,049
	Inter-bank loans		1,504,626		1,229,064
	Domestic usance bills		1,435,069		1,326,629
	Government funding loans		2		16

		(Won)	6,631,880	(Won)	5,314,883

(3)	Loans in Won and loans in foreign currencies, classified by borrower type, as of June 30, 2006 were as follows (Unit: In millions):

By borrower type	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	3,291,238	(Won)	3,822,738	(Won)	7,113,976	5.63
Small and medium corporations		33,658,094		2,763,751		36,421,845	28.80
Households		82,194,099		45,391		82,239,490	65.02
Others		699,994		—		699,994	0.55

	(Won)	119,843,425	(Won)	6,631,880	(Won)	126,475,305	100.00

Loans in Won and loans in foreign currencies, classified by borrower type, as of December 31, 2005 were as follows (Unit: In millions):

By borrower type	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	3,510,892	(Won)	3,070,368	(Won)	6,581,260	5.31
Small and medium corporations		32,061,760		2,187,626		34,249,386	27.65
Households		82,315,391		56,889		82,372,280	66.49
Others		677,298		—		677,298	0.55

	(Won)	118,565,341	(Won)	5,314,883	(Won)	123,880,224	100.00

(4)	Loans classified by borrower’s country as of June 30, 2006 were as follows (Unit: In millions):

By country	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	119,843,425	(Won)	5,937,288	(Won)	16,075,770	(Won)	141,856,483	99.32
Southeast Asia		—		34,543		4		34,547	0.02
China		—		199,509		110,319		309,828	0.22
Japan		—		204,551		57		204,608	0.14
Central and South America		—		5,706		14		5,720	0.00
Others		—		250,283		172,479		422,762	0.30

	(Won)	119,843,425	(Won)	6,631,880	(Won)	16,358,643	(Won)	142,833,948	100.00

Loans classified by borrower’s country as December 31, 2005 were as follows (Unit: In millions):

By country	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	118,565,341	(Won)	4,343,365	(Won)	14,134,599	(Won)	137,043,305	99.21
Southeast Asia		—		77,018		—		77,018	0.05
China		—		362,468		5,065		367,533	0.27
Japan		—		270,131		72		270,203	0.19
Central and South America		—		7,524		19		7,543	0.01
Others		—		254,377		119,678		374,055	0.27

	(Won)	118,565,341	(Won)	5,314,883	(Won)	14,259,433	(Won)	138,139,657	100.00

(5)	Loans classified by industry as of June 30, 2006 were as follows (Unit: In millions):

By industry	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	812,935	(Won)	1,559,854	(Won)	1,730,712	(Won)	4,103,501	2.87
Manufacturing		11,122,258		2,387,298		3,088,519		16,598,075	11.62
Services		20,375,175		1,558,450		2,243,202		24,176,827	16.93
Others		5,168,327		1,062,843		1,692,629		7,923,799	5.55
Households		82,194,100		45,391		6,615,498		88,854,989	62.21
Public sector		170,630		18,044		988,083		1,176,757	0.82

	(Won)	119,843,425	(Won)	6,631,880	(Won)	16,358,643	(Won)	142,833,948	100.00

Loans classified by industry as of December 31, 2005 were as follows (Unit: In millions):

By industry	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	1,071,914	(Won)	1,286,271	(Won)	2,155,247	(Won)	4,513,432	3.27
Manufacturing		11,468,385		1,825,795		2,469,266		15,763,446	11.41
Services		19,163,721		1,057,966		1,630,228		21,851,915	15.82
Others		4,127,593		1,069,625		979,344		6,176,562	4.47
Households		82,315,391		56,889		6,525,160		88,897,440	64.35
Public sector		418,337		18,337		500,188		936,862	0.68

	(Won)	118,565,341	(Won)	5,314,883	(Won)	14,259,433	(Won)	138,139,657	100.00

(6)	Loans to financial institutions as of June 30, 2006 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	157	(Won)	812,778	(Won)	812,935
Loans in foreign currencies		1,504,626		55,229		1,559,854
Others		1,005,269		725,443		1,730,712

	(Won)	2,510,052	(Won)	1,593,450	(Won)	4,103,501

Loans to financial institutions as of December 31, 2005 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	1,274	(Won)	1,070,640	(Won)	1,071,914
Loans in foreign currencies		1,229,064		57,207		1,286,271
Others		1,599,471		555,776		2,155,247

	(Won)	2,829,809	(Won)	1,683,623	(Won)	4,513,432

(7)	Loans applicable to the Corporate Restructuring Promotion Act

As of June 30, 2006, the Bank has loans of (Won)76,720 million to companies under the Corporate Restructuring Promotion Act, including Daewoo Electronics Corp., and has provided an allowance of (Won)31,397 million for possible loan losses. The actual collection amounts from those loans may differ from management’s current estimation.

(8)	The classification of asset quality for loans as of June 30, 2006 is summarized as follows (Unit: In millions):

	Normal		Precautio- nary		Substandard		Doubtful		Estimated Loss		Total
Loans in Won	(Won)	116,333,732	(Won)	1,770,976	(Won)	781,673	(Won)	463,140	(Won)	493,904	(Won)	119,843,425
Loans in foreign currencies		6,474,715		104,878		23,790		26,911		1,586		6,631,880
Call loans		861,539		—		—		—		—		861,539
Bills bought		1,352,060		2,333		2,890		142		311		1,357,736
Advances for customers		996		1,101		3,476		2,058		1,145		8,776
Credit card receivables		7,184,942		268,317		669		97,362		39,306		7,590,596
Bonds purchased under repurchase agreements		133,000		—		—		—		—		133,000
Privately placed bonds		6,372,355		—		650		—		—		6,373,005
Factoring receivables		30,969		—		1,054		—		—		32,023
Loans to be swapped to equity		—		—		—		1,968		—		1,968

	(Won)	138,744,308	(Won)	2,147,605	(Won)	814,202	(Won)	591,581	(Won)	536,252	(Won)	142,833,948

The classification of asset quality for loans as of December 31, 2005 is summarized as follows (Unit: In millions):

	Normal		Precautio- nary		Substandard		Doubtful		Estimated Loss		Total
Loans in Won	(Won)	113,720,332	(Won)	2,784,972	(Won)	937,477	(Won)	758,344	(Won)	364,216	(Won)	118,565,341
Loans in foreign currencies		5,197,617		60,553		24,285		31,648		780		5,314,883
Call loans		1,518,948		—		—		—		—		1,518,948
Bills bought		1,388,538		5,009		136		288		1,677		1,395,648
Advances for customers		1,201		439		1,394		2,049		6,238		11,321
Credit card receivables		7,068,006		337,624		895		122,365		42,715		7,571,605
Privately placed bonds		3,727,026		967		1,874		—		—		3,729,867
Factoring receivables		30,990		—		1,054		—		—		32,044

	(Won)	132,652,658	(Won)	3,189,564	(Won)	967,115	(Won)	914,694	(Won)	415,626	(Won)	138,139,657

(9)	The term structure of loans as of June 30, 2006 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	16,329,508	(Won)	2,478,847	(Won)	7,767,605	(Won)	26,575,960
Due after 3 months through 6 months		16,752,487		1,329,063		1,428,216		19,509,766
Due after 6 months through 1 year		28,216,320		1,341,492		1,224,473		30,782,285
Due after 1 year through 2 years		11,686,120		251,145		1,413,602		13,350,867
Due after 2 years through 3 years		10,453,352		506,817		3,003,745		13,963,914
Due after 3 years through 4 years		4,944,375		97,851		46,917		5,089,143
Due after 4 years through 5 years		4,032,302		307,450		588,606		4,928,358
More than 5 years		27,428,961		319,215		885,479		28,633,655

	(Won)	119,843,425	(Won)	6,631,880	(Won)	16,358,643	(Won)	142,833,948

The term structure of loans as of December 31, 2005 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	16,824,261	(Won)	2,032,241	(Won)	8,176,341	(Won)	27,032,843
Due after 3 months through 6 months		16,013,982		1,133,825		731,058		17,878,865
Due after 6 months through 1 year		32,977,463		978,607		1,379,070		35,335,140
Due after 1 year through 2 years		13,682,894		236,590		1,038,570		14,958,054
Due after 2 years through 3 years		10,237,525		327,997		1,499,611		12,065,133
Due after 3 years through 4 years		4,314,197		77,561		42,542		4,434,300
Due after 4 years through 5 years		5,254,662		234,017		191,646		5,680,325
More than 5 years		19,260,357		294,045		1,200,595		20,754,997

	(Won)	118,565,341	(Won)	5,314,883	(Won)	14,259,433	(Won)	138,139,657

(10)	Disposal of loans

The Bank disposed loans amounting to (Won)324,052 million of principal to KB 7th Securitization Specialty Co., Ltd., and recognized a gain of (Won)36,311 million for the six months ended June 30, 2006.

(11)	Credit card receivables as collateral

The Bank offers the credit card receivables amounting to (Won)404,658 million (before deducting the allowance) as collateral for the transaction of credit card receivables to SPC as of June 30, 2006.

(12)	The changes in loan origination costs for the six months ended June 30, 2006 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Loan origination costs	(Won)	52,025	(Won)	47,233	(Won)	10,626	(Won)	88,632

6.	RESTRUCTURED LOANS:

(1)	The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of workouts for the six months ended June 30, 2006 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest reduction		Extension of maturity
Composition	(Won)	6,178	(Won)	—	(Won)	—	(Won)	—	(Won)	6,178
Workout plan		132,076		301		4,083		10,163		115,635

	(Won)	138,254	(Won)	301	(Won)	4,083	(Won)	10,163	(Won)	121,813

(2)	Changes in the present value discounts relating to the outstanding restructured loans for the six months ended June 30, 2006 were as follows (Unit: In millions):

				Present value discounts
	Discount rates (%)	Amount		Beginning balance		Addition		Deduction		Ending balance
Court receivership	5.90~20.98	(Won)	11,660	(Won)	2,035	(Won)	—	(Won)	168	(Won)	1,867
Composition	4.90~25.00		15,857		2,238		1,074		1,744		1,568
Workout plan	0.21~28.89		137,051		11,371		5,636		8,959		8,048
Others	9.50		32,741		4,371		4		755		3,620

		(Won)	197,309	(Won)	20,015	(Won)	6,714	(Won)	11,626	(Won)	15,103

If the loans are restructured by means of reduction of interest rates, cash flows of fixed rate loans are discounted by effective interest rates originally agreed upon and cash flows of floating rate loans are discounted by interest rates determined by adding a credit risk premium, which is calculated at the restructuring date, assuming that debtors’ credit at the origination date is effective to the restructuring date, to a benchmark interest rate. The difference between the book value and the present value is presented as an allowance for possible loan losses.

7.	ALLOWANCE FOR POSSIBLE LOAN LOSSES:

(1)	The allowance for possible loan losses as of June 30, 2006 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in Won	(Won)	789,264	(Won)	162,125	(Won)	167,617	(Won)	314,057	(Won)	493,904	(Won)	1,926,967
Loans in foreign currencies		25,011		3,441		7,458		17,789		1,586		55,285
Bills bought		6,760		126		578		106		311		7,881
Advances for customers		5		88		695		1,560		1,145		3,493
Credit card receivables		78,569		32,198		134		58,417		39,306		208,624
Privately placed bonds		31,862		—		147		—		—		32,009
Factoring receivables		3,597		—		211		—		—		3,808
Loans for debt-equity swap		—		—		—		1,948		—		1,948

	(Won)	935,068	(Won)	197,978	(Won)	176,840	(Won)	393,877	(Won)	536,252	(Won)	2,240,015

The allowance for possible loan losses as of December 31, 2005 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in Won	(Won)	777,038	(Won)	293,589	(Won)	198,047	(Won)	493,880	(Won)	364,216	(Won)	2,126,770
Loans in foreign currencies		20,048		2,665		7,264		19,904		780		50,661
Bills bought		6,943		228		27		180		1,677		9,055
Advances for customers		6		9		279		1,469		6,238		8,001
Credit card receivables		77,680		40,515		179		73,419		42,715		234,508
Privately placed bonds		18,635		217		918		—		—		19,770
Factoring receivables		4,299		—		211		—		—		4,510

	(Won)	904,649	(Won)	337,223	(Won)	206,925	(Won)	588,852	(Won)	415,626	(Won)	2,453,275

(2)	The changes in allowance for possible loan losses for the six months ended June 30, 2006 and the year ended December 31, 2005 were as follows (Unit: In millions):

	2006		2005
Beginning balance(*1)	(Won)	2,500,777	(Won)	3,186,095
Provision for possible loan losses		198,141		1,053,088
Reclassification from other allowances (*2)		126,674		17,501
Collection of previously written-off loans		234,172		452,959
Repurchase of NPLs sold		(37)		15,863
Sales of loans		(57,507)		(181,914)
Loans written-off		(704,701)		(2,014,834)
Conversion to equity securities		—		(11,444)
Exemption of loans		(1,593)		(9,570)
Changes in exchange rates and others		(12,947)		(6,967)

Ending balance (*1)	(Won)	2,282,979	(Won)	2,500,777

(*1)	Allowance for possible loan losses includes present value discounts amounting to (Won)15,103 million and (Won)20,015 million as of June 30, 2006 and December 31, 2005, respectively, and allowances for other assets amounting to (Won)42,964 million and (Won) 47,502 million, respectively.
(*2)	Other allowances for credit lines to Kookmin Card 16th Securitization Specialty Co., Ltd. and FNSTAR 4th Securitization Special Co., Ltd. amounting to (Won)116,550 million and (Won)10,124 million, respectively, were transferred to allowances for loan losses for the six months ended June 30, 2006. Other allowances for credit lines to Kookmin Card 16th Securitization Specialty Co., Ltd. amounting to (Won)17,501 million were transferred to allowances for loan losses for the year ended December 31, 2005.

(3)	The allowance for possible losses on other assets as of June 30, 2006 and December 31, 2005 is summarized as follows (Unit: In millions):

	2006		2005
Account receivables	(Won)	239	(Won)	659
Suspense receivables		18,706		20,447
Uncollected guarantee deposits for rent		6,676		8,269
Settlement costs for financial accident		14,938		15,844
Derivative instruments		2,405		2,283

	(Won)	42,964	(Won)	47,502

(4)	The allowance for possible loan losses compared to total loans, net of present value discount, is summarized as follows (Unit: In millions):

	Loans		Allowance for possible loan losses		Percentage (%)
June 30, 2006	(Won)	142,833,948	(Won)	2,240,015	1.57
December 31, 2005		138,139,657		2,453,275	1.78
December 31, 2004		138,839,212		3,118,775	2.25
December 31, 2003		145,040,449		3,910,044	2.70

8.	FIXED ASSETS:

(1)	Fixed assets as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Tangible assets	(Won)	3,716,739	(Won)	3,670,603
Less: accumulated depreciation		(1,678,679)		(1,620,892)
accumulated impairment loss		(15,822)		(11,466)
Intangible assets		370,901		398,104
Non-business use property		499		583
Less: valuation allowance		(169)		(230)

	(Won)	2,393,469	(Won)	2,436,702

(2)	Tangible assets as of June 30, 2006 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	987,650	(Won)	—	(Won)	7,242	(Won)	980,408
Buildings		956,167		170,989		8,580		776,598
Leasehold improvements		203,209		157,568		—		45,641
Equipment and vehicles		1,564,689		1,350,122		—		214,567
Construction in progress		5,024		—		—		5,024

	(Won)	3,716,739	(Won)	1,678,679	(Won)	15,822	(Won)	2,022,238

Tangible assets as of December 31, 2005 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	986,522	(Won)	—	(Won)	7,109	(Won)	979,413
Buildings		939,204		160,328		4,357		774,519
Leasehold improvements		190,109		145,746		—		44,363
Equipment and vehicles		1,554,613		1,314,818		—		239,795
Construction in progress		155		—		—		155

	(Won)	3,670,603	(Won)	1,620,892	(Won)	11,466	(Won)	2,038,245

(3)	The changes in book value of tangible assets for the six months ended June 30, 2006 were as follows (Unit: In millions):

	Beginning		Acquisition		Replace- ment		Disposal		Deprecia- tion		Impair- ment		Change in foreign currencies		Ending
Land	(Won)	979,413	(Won)	1,197	(Won)	—	(Won)	56	(Won)	—	(Won)	(133)	(Won)	(13)	(Won)	980,408
Buildings		774,519		1,712		15,350		55		10,652		(4,223)		(53)		776,598
Leasehold improvements		44,363		—		14,533		45		13,198		—		(12)		45,641
Equipment and vehicles		239,795		44,847		—		521		69,486		—		(68)		214,567
Construction in progress		155		34,752		(29,883)		—		—		—		—		5,024

	(Won)	2,038,245	(Won)	82,508	(Won)	—	(Won)	677	(Won)	93,336	(Won)	(4,356)	(Won)	(146)	(Won)	2,022,238

(4)	The published value of land was (Won)1,188,519 million and (Won) 1,059,377 million as of June 30, 2006 and December 31, 2005, respectively, based on the Laws on Disclosure of Land Price and Valuation of Land

(5)	Tangible assets, which have been insured as of June 30, 2006, were as follows (Unit: In millions):

Type of insurance	Asset insured	Insured amount		Insurance company
Property composite	Buildings	(Won)	627,928	Samsung Fire & Marine Insurance Co., Ltd. & others
	Leasehold improvements		40,277
	Equipment and vehicles		121,831

		(Won)	790,036

(6)	Intangible assets as of June 30, 2006 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	365,612	(Won)	339,496
Others		52,493		21,088		31,405

	(Won)	757,601	(Won)	386,700	(Won)	370,901

(7)	The changes in intangible assets for the six months ended June 30, 2006 were as follows (Unit: In millions):

	Beginning		Increase		Amortization		Ending
Goodwill	(Won)	378,669	(Won)	—	(Won)	39,173	(Won)	339,496
Others		19,435		17,060		5,090		31,405

	(Won)	398,104	(Won)	17,060	(Won)	44,263	(Won)	370,901

(8)	Non-business use properties as of June 30, 2006 consisted of (Unit: In millions):

	Acquisition cost		Valuation allowance		Book value
Non-business use land	(Won)	18	(Won)	12	(Won)	6
Non-business use building		481		157		324

	(Won)	499	(Won)	169	(Won)	330

9.	OTHER ASSETS:

(1)	Other assets as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Guarantee deposits paid	(Won)	1,169,003	(Won)	1,164,533
Accounts receivable		4,895,689		466,442
Accrued income		1,084,597		998,354
Prepaid accounts		60,353		65,519
Prepaid expenses		72,802		43,266
Deferred income tax assets (Note 24)		199,907		353,214
Derivatives assets		1,348,801		1,202,063
Domestic exchange settlement debits		450,274		720,433
Sundry assets		30,550		34,502
Allowances for possible loan losses		(42,964)		(47,502)

	(Won)	9,269,012	(Won)	5,000,824

(2)	Sundry assets as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Receivables on cash sent to other banks	(Won)	500	(Won)	350
Supplies		12,714		14,468
Deposit money to court (*)		17,272		19,514
Asset disposal receivables		—		170
Others		64		—

	(Won)	30,550	(Won)	34,502

(*)	Securities is included in deposit money to court of which book value, face value and fair value are (Won)10,279 million, (Won) 10,984 million and (Won)12,463 million, respectively.

10.	DEPOSITS:

(1)	Deposits as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Deposits in Won	(Won)	116,322,699	(Won)	119,512,556
Deposits in foreign currencies		1,412,445		1,379,133
Negotiable certificates of deposits		7,673,067		5,389,543

	(Won)	125,408,211	(Won)	126,281,232

(2)	Deposits as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

	Interest rate (%)	2006		2005
Demand deposits in Won:
Checking deposits	—	(Won)	91,388	(Won)	190,629
Household checking deposits	0.00~0.10		413,176		478,851
Temporary deposits	—		3,465,438		3,668,420
Passbook deposits	0.00~0.10		13,654,821		13,403,993
Public fund deposits	0.10		214,266		176,397
National Treasury deposits	—		13,826		2,879
Nonresident’s deposit in Won	0.10		21,660		24,898

			17,874,575		17,946,067

	Interest rate (%)	2006		2005
Time deposits and savings deposits in Won:
Time deposits	2.60~3.90	(Won)	55,696,767	(Won)	57,387,089
Installment savings deposits	3.40~4.10		1,230,831		1,218,956
Property formation savings	8.50		569		955
Workers’ savings for housing	8.50 ~ 11.50		2		27
Time and savings deposits of non residents in Won	2.60 ~ 3.90		197,963		213,436
General savings deposits	0.00 ~ 3.30		19,835,643		20,151,013
Corporate savings deposits	0.00 ~ 3.20		9,618,924		9,391,238
Long-term savings deposits for workers	11.50 ~ 12.00		5,030		7,388
Long-term housing savings deposits	4.30		2,712,164		2,390,596
Long-term savings for households	11.00		4,976		7,377
Workers’ preferential savings deposits	5.35		715,757		1,097,848
Mutual installment deposits	3.20~4.10		4,197,941		5,120,668
Mutual installment for housing	2.50~3.80		4,236,506		4,582,031

			98,453,073		101,568,622

			116,327,648		119,514,689
Loss (gain) on valuation of fair value hedged item (current period portion)			(2,816)		(2,133)
Loss (gain) on valuation of fair value hedged item (prior year portion)			(2,133)		—

			116,322,699		119,512,556

Demand deposits in foreign currencies:
Checking deposits	0.00 ~ 3.50		44,629		51,185
Passbook deposits	0.05		741,981		701,514
Notice deposits	0.19 ~ 5.98		228		241
Temporary deposits	—		3,271		1,300

			790,109		754,240

Time deposits and savings deposits in foreign currencies:	0.10 ~ 7.60
Time deposits	5.00 ~ 6.50		619,475		622,887
Installment savings deposits	—		552		643
Others			2,309		1,363

			622,336		624,893

			1,412,445		1,379,133

Negotiable certificates of deposits	3.60~4.15		7,673,067		5,389,543

		(Won)	125,408,211	(Won)	126,281,232

(3)	Deposits with financial institutions as of June 30, 2006 and December 31, 2005 were as follows (Unit: In millions):

	Financial institutions	2006		2005
Deposits in Won	Banks	(Won)	842,621	(Won)	1,023,544
	Others		5,512,799		5,201,307

			6,355,420		6,224,851

Deposits in foreign currencies	Banks		52,229		84,972
	Others		32,836		27,171

			85,065		112,143

		(Won)	6,440,485	(Won)	6,336,994

(4)	Term structure of deposits as of June 30, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Deposits in Won	(Won)	70,205,145	(Won)	11,112,213	(Won)	24,389,141	(Won)	7,676,523	(Won)	2,939,677	(Won)	116,322,699
Deposits in foreign currencies		1,209,413		158,174		40,486		4,372		—		1,412,445
Negotiable certificate of deposits		4,653,613		2,257,647		741,988		19,819		—		7,673,067

	(Won)	76,068,171	(Won)	13,528,034	(Won)	25,171,615	(Won)	7,700,714	(Won)	2,939,677	(Won)	125,408,211

Term structure of deposits as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less	Due after 3 months through 6 months	Due after 6 months through 1 year	Due after 1 year through 3 years	More than 3 years	Total
Deposits in Won	72,722,858	11,074,041	25,280,674	7,752,630	2,682,353	119,512,556
Deposits in foreign currencies	1,189,235	146,190	37,613	6,095	—	1,379,133
Negotiable certificate of deposits	2,346,463	2,351,554	690,927	599	—	5,389,543

	76,258,556	13,571,785	26,009,214	7,759,324	2,682,353	126,281,232

11.	BORROWINGS:

(1)	Borrowings as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Borrowings in Won	(Won)	2,679,900	(Won)	2,608,515
Borrowings in foreign currencies		3,941,582		3,186,803
Bonds sold under repurchase agreements		6,930,298		6,384,308
Bills sold		325,659		296,722
Due to BOK in foreign currencies		280		542
Call money		2,202,724		1,260,446

	(Won)	16,080,443	(Won)	13,737,336

(2)	Borrowings in Won as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rate (%)	2006		2005
Borrowings from the BOK	BOK	2.50	(Won)	815,961	(Won)	646,308
Borrowings from the Korean government	Ministry of Finance and Economy, and others	0.00 ~ 6.50		586,548		636,948
Borrowings from banking institutions	Industrial Bank of Korea	3.40 ~ 4.50		93,414		115,437
Borrowings from National Housing Fund	National Housing Fund	8.00		1,601		2,004
Borrowings from non-banking financial institutions	Korea Development Bank	2.00 ~ 4.00		4,442		4,353
Other borrowings	Small Business Corporation and others	2.00 ~ 7.00		1,177,934		1,203,465

			(Won)	2,679,900	(Won)	2,608,515

(3)	Borrowings in foreign currencies as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2006		2005
Due to banks	Deutsche Bank Trust Company America and others	—	(Won)	29,320	(Won)	42,954
Borrowings from banking institutions	Industrial and Commercial Bank of China and others	0.25 ~ 5.57		2,742,875		1,857,330
Off-shore borrowings in foreign currencies	United Overseas Bank NY IBF and others	4.87 ~ 5.88		295,635		401,197
Other borrowings from banking institutions	IBRD	5.23		8,496		10,466
Other borrowings in foreign currencies	Person, group & corporations	—		865,256		874,856

			(Won)	3,941,582	(Won)	3,186,803

(4)	Bonds sold under repurchase agreements, bills sold and due to BOK in foreign currencies as of June 30, 2006 and December 31, 2005 consisted of the following (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2006		2005
Bonds sold under repurchase agreements in Won	Person, group & corporations	3.40 ~ 4.40	(Won)	6,930,298	(Won)	6,384,308
Bills sold	Teller’s Sales	3.50 ~ 4.05		325,659		296,722
Due to the Bank of Korea in foreign currencies	BOK	4.72 ~ 5.32		280		542

			(Won)	7,256,237	(Won)	6,681,572

(5)	Call money as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2006		2005
Won	Samsung Investment Trust Management Co., Ltd. and others	3.90 ~ 4.17	(Won)	2,139,200	(Won)	984,100
Foreign currencies	Citibank Korea Inc. and others	5.04 ~ 5.29		63,524		276,346

			(Won)	2,202,724	(Won)	1,260,446

(6)	Borrowings in Won, borrowings in foreign currencies and others with financial institutions as of June 30, 2006 were as follows (Unit: In millions):

	Won		Foreign currencies		Due to BOK & call money		Total
BOK	(Won)	815,961	(Won)	—	(Won)	280	(Won)	816,241
Banks		93,414		3,067,830		489,524		3,650,768
Others		4,442		8,496		1,713,200		1,726,138

	(Won)	913,817	(Won)	3,076,326	(Won)	2,203,004	(Won)	6,193,147

Borrowings in Won, borrowings in foreign currencies and others with financial institutions as of December 31, 2005 were as follows (Unit: In millions):

	Won		Foreign currencies		Due to BOK & call money		Total
BOK	(Won)	646,308	(Won)	—	(Won)	542	(Won)	646,850
Banks		115,437		2,301,481		276,346		2,693,264
Others		4,353		10,466		984,100		998,919

	(Won)	766,098	(Won)	2,311,947	(Won)	1,260,988	(Won)	4,339,033

(7)	Term structure of borrowings as of June 30, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Borrowings in Won	(Won)	873,429	(Won)	68,890	(Won)	154,787	(Won)	686,609	(Won)	896,185	(Won)	2,679,900
Borrowings in foreign currencies		1,204,766		855,726		1,479,211		383,625		18,254		3,941,582
Bonds sold under repurchase agreements		4,017,052		1,406,236		1,498,003		9,007		—		6,930,298
Bills sold		296,245		28,836		578		—		—		325,659
Due to the BOK in foreign currencies		234		46		—		—		—		280
Call money		2,202,724		—		—		—		—		2,202,724

	(Won)	8,594,450	(Won)	2,359,734	(Won)	3,132,579	(Won)	1,079,241	(Won)	914,439	(Won)	16,080,443

Term structure of borrowings as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Borrowings in Won	(Won)	711,978	(Won)	71,183	(Won)	151,966	(Won)	712,198	(Won)	961,190	(Won)	2,608,515
Borrowings in foreign currencies		1,369,440		1,009,506		463,420		315,981		28,456		3,186,803
Bonds sold under repurchase agreements		3,391,564		1,415,535		1,562,596		14,613		—		6,384,308
Bills sold		89,094		207,482		146		—		—		296,722
Due to the BOK in foreign currencies		426		116		—		—		—		542
Call money		1,260,446		—		—		—		—		1,260,446

	(Won)	6,822,948	(Won)	2,703,822	(Won)	2,178,128	(Won)	1,042,792	(Won)	989,646	(Won)	13,737,336

12.	DEBENTURES:

(1)	Debentures as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Debentures in Won	(Won)	20,553,450	(Won)	15,528,273
Less: Discount on debentures		(71,665)		(35,368)
Debentures in foreign currencies		1,568,161		1,051,990
Addition: Premiums on debentures		2,023		3,092

	(Won)	22,051,969	(Won)	16,547,987

(2)	Debentures in Won as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

	Annual interest rate (%)	2006		2005
Hybrid debentures	6.00 ~ 7.00	(Won)	903,668	(Won)	903,668
Structured debentures	4.29 ~ 8.62		1,058,636		208,131
Subordinated fixed rate debentures in Won	4.19 ~ 15.02		6,699,387		5,794,072
KCC subordinated fixed rate debentures	7.10 ~ 8.00		205,000		205,000
KCC fixed rate debentures	5.53 ~ 5.87		200,000		390,000
Fixed rate debentures	3.14 ~ 6.44		11,516,897		8,068,146

			20,583,588		15,569,017
Loss (gain) on valuation of fair value hedged items (current period portion)			10,606		(44,494)
Loss (gain) on valuation of fair value hedged items (prior year portion)			(40,744)		3,750

			20,553,450		15,528,273
Discounts on debentures			(71,665)		(35,368)

		(Won)	20,481,785	(Won)	15,492,905

(3)	Hybrid debentures and subordinated debentures as of June 30, 2006 and December 31, 2005 were as follows (Unit: In millions):

	Issued date	Expiration date	Annual interest rate (%)	2006		2005
Subordinated fixed rate debentures in Won	Feb-98 ~ Dec-00	Feb-03 ~ Feb-06	—	(Won)	27,989	(Won)	1,009,529
	Nov-98	Nov-09	15.02		90,900		104,900
	Dec-00	Nov-10~Dec-10	9.57~9.65		162,051		162,051
	May-01	Feb-07	7.60~7.65		200,000		200,000
	Jun-01	Mar-08 ~ Mar-09	7.68~7.86		377,529		377,529
	Aug-01	Aug-07	6.69~6.73		100,000		100,000
	Sep-01	Mar-08	6.69~6.73		150,000		150,000
	Mar-02	Jan-08	7.06~7.10		241,684		241,684
	Jul-02	Jan-08	6.96~7.00		302,399		302,399
	Sep-02	Mar-08 ~ Mar-13	6.27~6.70		500,000		500,000
	Nov-02	May-08 ~ May-13	6.07~6.55		558,775		558,775
	Dec-02	Jan-08	8.00		110,000		110,000
	Dec-02	Jun-08 ~ Dec-14	6.20~6.65		180,370		180,370
	Jan-03	Feb-08	7.65		50,000		50,000
	Mar-03	Apr-08	7.10		45,000		45,000
	Oct-03	Jan-09 ~ Jan-14	5.18~5.60		449,051		449,051
	Feb-04	Aug-09 ~ Aug-14	5.65~6.16		700,000		700,000
	Sep-04	Dec-18	5.12		57,784		57,784
	Dec-04	Jun-10	4.19~4.20		700,000		700,000
	Mar-06	Jan-12	5.67~5.70		1,900,855		—

					6,904,387		5,999,072

Hybrid debentures	Jun-03	Jun-33	6.00		105,145		105,145
	Aug-03	Aug-33	7.00		533,355		533,355
	Oct-03	Oct-33	6.80		265,168		265,168

					903,668		903,668

				(Won)	7,808,055	(Won)	6,902,740

(4)	Debentures in foreign currencies as of June 30, 2006 and December 31, 2005 were as follows (Unit: In millions):

	Annual interest rate (%)	2006		2005
Floating rates debentures	0.18~6.00	(Won)	1,092,889	(Won)	550,365
Fixed rates debentures	2.37 ~ 4.63		491,589		517,234

			1,584,478		1,067,599
Loss (gain) on valuation of fair value hedged items (current period portion)			(708)		(8,181)
Loss (gain) on valuation of fair value hedged items (prior year portion)			(15,609)		(7,428)

			1,568,161		1,051,990
Premiums on debentures			2,869		4,076
Discounts on debentures			(846)		(984)

		(Won)	1,570,184	(Won)	1,055,082

(5)	Term structure of debentures as of June 30, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Debentures in Won	(Won)	2,278,603	(Won)	1,297,611	(Won)	2,839,304	(Won)	7,933,800	(Won)	6,204,132	(Won)	20,553,450
Debentures in foreign currencies		16,681		25,021		558,788		637,024		330,647		1,568,161

	(Won)	2,295,284	(Won)	1,322,632	(Won)	3,398,092	(Won)	8,570,824	(Won)	6,534,779	(Won)	22,121,611

Term structure of debentures as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Debentures in Won	(Won)	1,825,117	(Won)	2,924,111	(Won)	3,532,030	(Won)	3,215,630	(Won)	4,031,385	(Won)	15,528,273
Debentures in foreign currencies		20,381		48,994		42,995		593,743		345,877		1,051,990

	(Won)	1,845,498	(Won)	2,973,105	(Won)	3,575,025	(Won)	3,809,373	(Won)	4,377,262	(Won)	16,580,263

13.	OTHER LIABILITIES:

Other	liabilities as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Accrued severance benefits (Note 15)	(Won)	449,499	(Won)	387,491
Less: Severance insurance deposits (Note 15)		(239,891)		(236,529)
Allowance for possible losses on acceptances and guarantees (Note 14)		10,741		10,141
Due to trust accounts		1,110,129		1,059,469
Guarantees deposits received		122,427		109,454
Accounts payable		4,902,980		834,510
Accrued expenses		4,242,563		4,872,756
Advances from customers		435,635		360,766
Unearned revenues		91,601		79,652
Withholding taxes		59,466		83,262
Accounts for agency business		248,730		110,982
Domestic exchange settlement loans		447,465		538,799
Derivatives liabilities		1,221,777		1,070,996
Agency		474,225		272,838
Sundry liabilities (Note 16)		990,386		1,098,907

	(Won)	14,567,733	(Won)	10,653,494

14.	ACCEPTANCES AND GUARANTEES AND ALLOWANCES FOR POSSIBLE LOSSES:

(1)	Acceptances and guarantees as of June 30, 2006 and December 31, 2005 were as follows (Unit: In millions):

Types	2006		2005
Confirmed acceptances and guarantees in Won:
Payment guarantee for issuance of debentures	(Won)	766	(Won)	768
Payment guarantee for loans		35,668		34,527
Others		380,178		352,946

		416,612		388,241

Confirmed acceptances and guarantees in foreign currencies:
Acceptances on letters of credit		108,458		86,170
Acceptances for letters of guarantee for importers		64,326		68,272
Guarantees for performance of contracts		65,456		68,692
Guarantees for bids		2,046		4,004
Guarantees for borrowings		45,613		48,091
Guarantees for repayment of advances		846,514		761,489
Others		468,458		364,601

		1,600,871		1,401,319

		2,017,483		1,789,560

Unconfirmed acceptances and guarantees:
Letters of credit		1,312,698		1,092,825
Others		924,746		879,367

		2,237,444		1,972,192

Bills Endorsed		5,996		10,910

	(Won)	4,260,923	(Won)	3,772,662

(2)	Acceptances and guarantees, by customer, as of June 30, 2006 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	1,565,928	(Won)	1,552,399	(Won)	924	(Won)	3,119,251	73.20
Small and medium corporations		444,456		647,765		4,848		1,097,069	25.75
Public sector and others		7,099		37,280		224		44,603	1.05

	(Won)	2,017,483	(Won)	2,237,444	(Won)	5,996	(Won)	4,260,923	100.00

Acceptances and guarantees, by customer, as of December 31, 2005 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	1,383,240	(Won)	1,354,723	(Won)	470	(Won)	2,738,433	72.59
Small and medium corporations		401,455		612,302		10,149		1,023,906	27.14
Public sector and others		2,652		5,088		291		8,031	0.21
Foreign customer		2,213		79		—		2,292	0.06

	(Won)	1,789,560	(Won)	1,972,192	(Won)	10,910	(Won)	3,772,662	100.00

(3)	Acceptances and guarantees, by industry, as of June 30, 2006 were as follows (Unit: In millions):

By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	750,043	(Won)	919,713	(Won)	224	(Won)	1,669,980	39.19
Finance		425,168		2,932		—		428,100	10.05
Service		433,150		443,561		1,824		878,535	20.62
Manufacturing		293,942		829,503		3,948		1,127,393	26.46
Others		115,180		41,735		—		156,915	3.68

	(Won)	2,017,483	(Won)	2,237,444	(Won)	5,996	(Won)	4,260,923	100.00

Acceptances and guarantees, by industry, as of December 31, 2005 were as follows (Unit: In millions):

By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	707,759	(Won)	867,544	(Won)	—	(Won)	1,575,303	41.76
Finance		389,019		10,311		—		399,330	10.58
Service		277,569		403,005		4,228		684,802	18.15
Manufacturing		298,596		663,200		6,350		968,146	25.66
Others		116,617		28,132		332		145,081	3.85

	(Won)	1,789,560	(Won)	1,972,192	(Won)	10,910	(Won)	3,772,662	100.00

(4)	Acceptances and guarantees, by country, as of June 30, 2006 were as follows (Unit: In millions):

By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	1,689,084	(Won)	2,237,429	(Won)	5,996	(Won)	3,932,509	92.30
Japan		67		—		—		67	0.00
France		326,502		—		—		326,502	7.66
Others		1,830		15		—		1,845	0.04

	(Won)	2,017,483	(Won)	2,237,444	(Won)	5,996	(Won)	4,260,923	100.00

Acceptances and guarantees, by country, as of December 31, 2005 were as follows (Unit: In millions):

By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	1,455,270	(Won)	1,972,113	(Won)	10,910	(Won)	3,438,293	91.14
France		293,770		—		—		293,770	7.79
USA		40,520		—		—		40,520	1.07
Others		—		79		—		79	0.00

	(Won)	1,789,560	(Won)	1,972,192	(Won)	10,910	(Won)	3,772,662	100.00

(5)	Allowance for possible losses on acceptances and guarantees and others as of June 30, 2006 was as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	412,969	(Won)	1,596,499	(Won)	2,209,950	(Won)	5,840	(Won)	4,225,258
Precautionary		2,574		825		8,292		156		11,847
Substandard		487		3,496		10,944		—		14,927
Doubtful		536		50		1,733		—		2,319
Estimated loss		46		1		6,525		—		6,572

	(Won)	416,612	(Won)	1,600,871	(Won)	2,237,444	(Won)	5,996	(Won)	4,260,923

Allowance for possible losses		1,154		4,161		5,394		32		10,741

Ratio (%)		0.28		0.26		0.24		0.54		0.25

Allowance for possible losses on acceptances and guarantees and others as of December 31, 2005 were as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	382,574	(Won)	1,387,575	(Won)	1,943,043	(Won)	10,572	(Won)	3,723,764
Precautionary		3,658		11,335		12,573		299		27,865
Substandard		50		2,194		8,445		—		10,689
Doubtful		1,888		209		1,198		39		3,334
Estimated loss		71		6		6,933		—		7,010

	(Won)	388,241	(Won)	1,401,319	(Won)	1,972,192	(Won)	10,910	(Won)	3,772,662

Allowance for possible losses		1,395		3,640		5,028		78		10,141

Ratio (%)		0.36		0.26		0.25		0.71		0.27

(6)	The percentage of allowance for possible losses on acceptances and guarantees and others as of June 30, 2006 and December 31, 2005, 2004 and 2003 was as follows (Unit: In millions):

	Guarantees and acceptances and others		Allowance		Percentage (%)
June 30, 2006 (*)	(Won)	4,260,923	(Won)	10,741	0.25
December 31, 2005 (*)		3,772,662		10,141	0.27
December 31, 2004		975,788		1,150	0.12
December 31, 2003		800,297		1,074	0.13

(*)	Pursuant to the amended Supervisory Regulation of Banking Business, the Bank has extended the scope of allowance for possible losses since 2005.

15.	ACCRUED SEVERANCE BENEFITS:

The changes in accrued severance benefits for the six months ended June 30, 2006 were as follows (Unit: In millions):

	Beginning		Provision		Payment		Other changes		Ending
Accrued severance benefits	(Won)	387,491	(Won)	71,372	(Won)	9,360	(Won)	(4)	(Won)	449,499
Severance insurance deposits		(236,529)		(4,691)		(1,329)		—		(239,891)

	(Won)	150,962	(Won)	66,681	(Won)	8,031	(Won)	(4)	(Won)	209,608

As of June 30, 2006, part of severance benefits was contributed to pension funds of Kyobo Life Insurance Co., Ltd. and others in which the beneficiary is a respective employee.

16.	SUNDRY LIABILITIES:

(1)	Sundry liabilities as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Borrowings for others’ business	(Won)	110,876	(Won)	128,567
Foreign currency bills payable		50,015		38,645
Prepaid card and debit card liabilities		11,888		8,540
Subscription deposits		31,364		45,904
Other allowances		785,336		875,835
Others		907		1,416

	(Won)	990,386	(Won)	1,098,907

(2)	Other allowances as of June 30, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Loss on branch closure	(Won)	139	(Won)	167
Mileage rewards		87,116		85,876
Credit commitments to SPC (Note 19)		240,465		384,724
KAMCO loans sold (Note 19)		245		241
Dormant accounts		19,838		27,035
KP Chemical loans sold		4,029		4,029
Unused credit limit		346,372		342,281
Others		87,132		31,482

	(Won)	785,336	(Won)	875,835

The unused credit limit for other allowances amounts to (Won)72,058,495 million as of June 30, 2006.

17.	SHAREHOLDERS’ EQUITY:

(1)	Capital stock

As of June 30, 2006 and December 31, 2005, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares issued. The Bank’s major shareholders were Euro-Pacific Growth Fund (16,659,610 shares, 4.95 percent) and ING Bank N.V. Amsterdam (13,650,001 shares, 4.06 percent) as of June 30, 2006.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares and one new Bank share for one H&CB share. The new shares were listed on the Korea Stock Exchange on November 9, 2001. Furthermore, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4 percent of total outstanding voting shares, that entity’s voting rights are limited to 4 percent shareholding.

(2)	Capital surplus

The capital surplus as of June 30, 2006 and December 31, 2005 were as follows (Unit: In millions):

	2006		2005
Paid-in-capital in excess of par value	(Won)	5,655,840	(Won)	5,655,840
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Gain on disposal of treasury stock		27,559		24,048

	(Won)	6,258,297	(Won)	6,254,786

The gain on business combination was due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

(3)	Retained earnings

1)	Appropriations of retained earnings for the year ended December 31, 2005 as resolved at the general meeting of shareholders on March 24, 2006 are summarized as follows (Unit: In millions):

	Amount
Retained earnings before appropriations:
Accumulated deficits carried over from prior years	(Won)	(194,772)
Net income		2,252,218

Appropriations:
Legal reserve		225,300
Discretionary appropriated retained earnings		1,646,500
Other reserves		698
Cash dividends		184,889

Inappropriate retained earnings carried forward to the subsequent year	(Won)	59

2)	Legal reserve

The Korean Banking Law requires a bank to appropriate at least 10 percent of net income after income tax to legal reserve, until such reserve equals 100 percent of its paid-in capital. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

3)	Reserve for financial structure improvement (voluntary reserve)

In 2002, the Finance Supervisory Service recommended banks to appropriate at least 10 percent of net income after accumulated deficit to reserve for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

4)	Retained earnings appropriated for accumulated deficit

The Bank appropriated voluntary reserve amounting to (Won)754,900 million to offset accumulated deficit, pursuant to the approval at the shareholders’ meeting on March 23, 2004.

(4)	Capital adjustments

1)	Capital adjustments as of June 30, 2006 and December 31, 2005 were as follows (Unit: In millions):

	2006		2005
Treasury stock	(Won)	—	(Won)	(9,660)
Gain on valuation of available-for-sale securities		571,226		511,368
Gain on valuation of held-to-maturity securities		215		426
Gain on valuation of securities using the equity method		14,782		13,282
Loss on valuation of securities using the equity method		(9,278)		(12,334)
Stock option		—		3,888

	(Won)	576,945	(Won)	506,970

2)	The changes of capital adjustments for the six months ended June 30, 2006 were as follows (Unit: In millions):

	Beginning balance		Changes		Disposal or realization		Ending balance
Treasury stock	(Won)	(9,660)	(Won)	—	(Won)	9,660	(Won)	—
Gain on valuation of available-for-sale securities		511,368		147,302		(87,444)		571,226
Gain on valuation of held-to-maturity securities		426		—		(211)		215
Change due to the equity method		948		4,431		125		5,504
Stock option		3,888		—		(3,888)		—

	(Won)	506,970	(Won)	151,733	(Won)	(81,758)	(Won)	576,945

18.	STOCK OPTIONS:

(1)	The Bank granted stock options to executives including the president over the years. When the stock options are exercised, the Bank has the option to settle either through issuance of new shares or treasury stock, or through payment of cash equivalent to the difference between the market price and the exercise price. In accordance with the resolution of the Board of Directors on August 23, 2005, the Bank has changed the settlement method from granting the treasury stock to paying cash equivalent to the difference between the market price and the exercise price only after the remaining treasury stock is exhausted. Accordingly, stock options against 217,935 shares of treasury stock, which the Bank owned as of December 31, 2005, were recorded using the fair value method accounting, and the other stock options were recorded using intrinsic value method accounting. Stock options that are settled through the issuance of shares were entirely exercised in 2006, and the remaining stock options as of June 30, 2006 are entirely those that are settled through payment of cash equivalent to the difference between the market price and the exercise price.

The details of the stock options as of June 30, 2006 were as follows:

		Granted shares
	Grant date	Granted	Forfeited	Exercised	Outstanding	Exercise price		Exercise period
Series 2	01.03.15	214,975	16,882	108,525	89,568	(Won)	28,027	04.03.16 - 09.03.15
Series 5	00.02.28	267,000	65,218	201,782	—		27,600	03.03.01 - 06.02.28
Series 6	01.03.24	111,000	38,624	63,743	8,633		25,100	04.03.25 - 07.03.24
Series 7	01.11.16	850,000	200,000	500,000	150,000		51,200	04.11.17 - 09.11.16
Series 8-1 (*1)	02.03.22	132,000	89,753	13,384	28,863		57,100	05.03.23 - 10.03.22
Series 8-2 (*2)	02.03.22	490,000	180,691	35,744	273,565		57,100	05.03.23 - 10.03.22
Series 9 (*2)	02.07.26	30,000	6,101	—	23,899		58,800	05.07.27 - 10.07.26
Series 10-1(*1)	03.03.21	140,000	76,557	20,029	43,414		46,962	06.03.22 - 11.03.21
Series 10-2 (*2)	03.03.21	180,000	91,097	13,886	75,017		35,500	06.03.22 - 11.03.21
Series 11(*2)	03.08.27	30,000	24,909	—	5,091		40,500	06.08.28 - 11.08.27
Series 12 (*2)	04.02.09	85,000	9,461	—	75,539		46,100	07.02.10 - 12.02.09

		Granted shares
	Grant date	Granted	Forfeited	Exercised	Outstanding	Exercise price		Exercise period
Series 13-1(*1)	04.03.23	20,000	—	—	20,000	(Won)	48,650	07.03.24 -12.03.23
Series 13-2 (*2)	04.03.23	10,000	—	—	10,000		47,200	07.03.24 -12.03.23
Series 14 (*1, 2)	04.11.01	700,000	—	—	700,000		50,800	07.11.02 -12.11.01
Series 15-1(*1)	05.03.18	165,000	29,741	—	135,259		59,111	08.03.19 -13.03.18
Series 15-2 (*2)	05.03.18	765,000	184,931	—	580,069		46,800	08.03.19 -13.03.18
Series 16 (*2)	05.04.27	15,000	—	—	15,000		45,700	08.04.28 -13.04.27
Series 17 (*2)	05.07.22	30,000	—	—	30,000		49,200	08.07.23 -13.07.22
Series 18 (*2)	05.08.23	15,000	—	—	15,000		53,000	08.08.24 -13.08.23
Series 19 (*1)	06.03.24	940,000	—	—	940,000		76,200	07.03.25 -14.03.25
Series 20 (*1)	06.04.28	30,000	—	—	30,000		81,900	09.04.29 -14.04.28
Kookmin Credit Card-1 (*3)	01.03.22	22,146	—	—	22,146		71,538	04.03.23 -11.03.22
Kookmin Credit Card -2 (*1, 3)	02.03.29	9,990	—	—	9,990		129,100	04.03.30 -11.03.29

		5,252,111	1,013,965	957,093	3,281,053

(*1)	The exercise price is adjusted by reflecting the increase in average stock price index of banking industry as of June 30, 2006.
(*2)	As the actual number of exercisable granted shares is determined in accordance with the management performance for the contract period of service, the number of granted shares used for the calculation of compensation cost is computed based on the assumption that the performance result falls into the highest level in the bracket.
(*3)	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise price and number of shares were adjusted in proportion to the merger ratio.

(2)	The compensation costs as of June 30, 2006 were as follows (Unit: In millions):

	Amount
Total compensation cost of stock options	(Won)	59,571
Reflected compensation cost		41,121

Compensation cost to be reflected	(Won)	18,450

The Bank recognized (Won)11,182 million of compensation cost for the six months ended June 30, 2006.

19.	CONTINGENCIES AND COMMITMENTS:

(1)	The Bank holds written-off loans, of which the claim for borrowers and guarantors have not been terminated, amounting to (Won)8,090,829 million and (Won)7,743,273 million as of June 30, 2006 and December 31, 2005, respectively.

(2)	As of June 30, 2006, the Bank has entered into commitments to provide credit line of (Won)2,565,815 million and to purchase commercial papers amounting to (Won)1,064,900 million with several special purpose companies. Under these commitments, the Bank extended (Won)214,044 million of loans to the companies and recognized (Won)240,465 million of expected loss as other allowance. The Bank has no balance of commitment to purchase commercial papers as of June 30, 2006. In addition, the Bank has (Won)237,469 million of outstanding commitments to provide foreign currency loans as of June 30, 2006.

(3)	The Bank entered into the business cooperation agreements with Woori Credit Card, Citibank and Nonghyup regarding the credit card business. Accordingly, the Bank shares the related revenue from such business operation.

(4)	As of June 30, 2006, the Bank has provided allowances of (Won)245million for losses in relation to the possible future repurchase of loans, which the Bank sold to Korea Asset Management Corporation (“KAMCO”) for (Won)673 million.

(5)	As of June 30, 2006 and December 31, 2005, the Bank recorded receivables amounting to (Won)4,528,899 million and (Won)383,838 million, and payables amounting to (Won)4,528,393 million and (Won)383,550 million for unsettled foreign currency spot transactions.

(6)	As of June 30, 2006, the Bank faces 139 pending legal actions involving aggregate damages of (Won)398,655 million. On the other hand, the Bank has filed 194 lawsuits, which are still pending, with aggregate claims of (Won)199,060 million. Management believes that the actions against the Bank are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

(7)	The notional amounts outstanding for derivative contracts as of June 30, 2006 and December 31, 2005 were as follows (Unit: In millions):

	2006						2005
Type	Trading		Hedge		Total		Trading		Hedge		Total
Interest rate:
Interest rate forwards	(Won)	242,060	(Won)	—	(Won)	242,060	(Won)	303,250	(Won)	—	(Won)	303,250
Interest rate futures		2,371,757		—		2,371,757		695,443		—		695,443
Interest rate swaps		38,582,487		3,415,251		41,997,738		33,487,799		1,581,097		35,068,896
Interest rate options purchased		278,015		—		278,015		300,650		—		300,650
Interest rate options sold		528,015		—		528,015		640,650		—		640,650

		42,002,334		3,415,251		45,417,585		35,427,792		1,581,097		37,008,889

Currency:
Currency forwards		89,706,834		—		89,706,834		58,354,822		—		58,354,822
Currency futures		2,785,317		—		2,785,317		2,419,652		—		2,419,652
Currency swaps		5,962,485		—		5,962,485		4,796,740		—		4,796,740
Currency options purchased		194,135		—		194,135		119,345		—		119,345
Currency options sold		112,760		—		112,760		73,056		—		73,056

		98,761,531		—		98,761,531		65,763,615		—		65,763,615

Stock:
Stock index futures		70,092		—		70,092		13,567		—		13,567
Stock options purchased		1,005,060		—		1,005,060		2,746,364		—		2,746,364
Stock options sold		1,317,971		—		1,317,971		2,754,603		—		2,754,603
Stock swaps		68,426		—		68,426		—		—		—

		2,461,549		—		2,461,549		5,514,534		—		5,514,534

Other:
Gold index purchased		—		—		—		146,268		—		146,268
Gold index sold		—		—		—		146,268		—		146,268
Other		9,073		—		9,073		—		—		—

		9,073		—		9,073		292,536		—		292,536

	(Won)	143,234,487	(Won)	3,415,251	(Won)	146,649,738	(Won)	106,998,477	(Won)	1,581,097	(Won)	108,579,574

For transaction between Won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate based on the contract amount in foreign currencies. For transaction between foreign currencies and foreign currencies, unsettled amount is presented using the basic foreign exchange rate based on foreign currencies purchased.

June 30, 2006

	Gain valuation (P/L)						Loss valuation (P/L)						Gain (loss) on valuation(B/S)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liability
Interest rate:
Interest rate forwards	(Won)	15	(Won)	—	(Won)	15	(Won)	22	(Won)	—	(Won)	22	(Won)	15	(Won)	16
Interest rate swaps		115,930		25,429		141,359		136,395		18,347		154,742		191,864		196,121
Interest rate options purchased		1,056		—		1,056		811		—		811		3,023		—
Interest rate options sold		1,075		—		1,075		261		—		261		—		5,038

		118,076		25,429		143,505		137,489		18,347		155,836		194,902		201,175

Currency:
Currency forwards		616,789		—		616,789		669,831		—		669,831		666,142		734,582
Currency swaps		168,769		—		168,769		104,689		—		104,689		426,611		241,423
Currency options purchased		1,357		—		1,357		178		—		178		1,137		803
Currency options sold		44		—		44		237		—		237		82		790

		786,959		—		786,959		774,935		—		774,935		1,093,972		977,598

Stock:										—
Stock option purchased		25,324		—		25,324		6,605		—		6,605		55,844		—
Stock option sold		10,823		—		10,823		2,908		—		2,908		—		38,918
Stock swaps		3,623				3,623		3,520		—		3,520		4,083		4,083

		39,770		—		39,770		13,033		—		13,033		59,927		43,001

Other:
Other		—		—		—		3		—		3		—		3

		—		—		—		3		—		3		—		3

	(Won)	944,805	(Won)	25,429	(Won)	970,234	(Won)	925,460	(Won)	18,347	(Won)	943,807	(Won)	1,348,801	(Won)	1,221,777

June 30, 2005

	Gain valuation (P/L)						Loss valuation (P/L)						Gain (loss) on valuation(B/S)(*)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liability
Interest rate
Interest rate forwards	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	6	(Won)	3
Interest rate swaps		226,419		—		226,419		202,319		19,604		221,923		231,275		242,745
Interest rate options purchased		171		—		171		2,010		—		2,010		2,778		—
Interest rate options sold		2,664		—		2,664		265		—		265		—		2,179

		229,254		—		229,254		204,594		19,604		224,198		234,059		244,927

Currency:
Currency forwards		606,398		—		606,398		702,281		—		702,281		607,398		584,155
Currency swaps		39,670		—		39,670		58,559		—		58,559		298,431		179,250
Currency options purchased		3		—		3		—		—		—		117		1,011
Currency options sold		—		—		—		—		—		—		618		42

		646,071		—		646,071		760,840		—		760,840		906,564		764,458

Stock:
Stock option purchased		6,331		—		6,331		10,416		—		10,416		61,345		—
Stock option sold		10,853		—		10,853		5,765		—		5,765		—		61,516

		17,184		—		17,184		16,181		—		16,181		61,345		61,516

Other:
Gold index purchased		882		—		882		764		—		764		95		—
Gold index sold		763		—		763		777		—		777		—		95

		1,645		—		1,645		1,541		—		1,541		95		95

	Gain valuation (P/L)						Loss valuation (P/L)						Gain (loss) on valuation(B/S)(*)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liability
	(Won)	894,154	(Won)	—	(Won)	894,154	(Won)	983,156	(Won)	19,604	(Won)	1,002,760	(Won)	1,202,063	(Won)	1,070,996

(*)	As of December 31, 2005

The Bank uses various derivative instruments for its trading activities, including interest rate and foreign exchange swaps, futures, forwards and options, to manage the interest rate characteristics of certain assets or liabilities and to economically hedge against the effects of fluctuations in interest rates or foreign exchange rates.

The Bank holds derivative instruments accounted for as fair value hedges applied to debentures, subordinated bonds, structured bonds and structured deposits. As of June 30, 2006, the Bank recognized (Won)18,347 million of gains and (Won)25,429 million of losses on valuation of fair value hedged items. In addition, the interest rate swap covers the fair value changes of the hedged items resulted from the fluctuation in interest rate and foreign exchange rate.

20.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

Significant assets and liabilities denominated in foreign currencies as of June 30, 2006 and December 31, 2005 were as follows:

	2006				2005
	USD equivalent (In thousands)		KRW equivalent (In millions)		USD equivalent (In thousands)		KRW equivalent (In millions)
Assets:
Foreign currencies	US$	169,654	(Won)	162,919	US$	148,473	(Won)	150,402
Due from banks-foreign currencies		502,800		482,839		531,036		537,941
Securities-foreign currencies		839,629		806,296		768,890		778,887
Loans in foreign currencies		6,906,050		6,631,880		5,246,674		5,314,883
Bills bought in foreign currencies		1,396,483		1,341,042		1,359,412		1,377,085
Call loans in foreign currencies		355,138		341,039		49,307		49,948

Liabilities:
Deposits-foreign currencies	US$	1,470,837	(Won)	1,412,445	US$	1,361,435	(Won)	1,379,133
Borrowings-foreign currencies		4,104,532		3,941,582		3,145,906		3,186,803
Due to BOK		292		280		535		542
Call money in foreign currencies		66,150		63,524		272,800		276,346
Debentures-foreign currencies		1,632,991		1,568,161		1,038,490		1,051,990
Foreign exchange remittance pending		52,083		50,015		38,149		38,645

(*)	Foreign currencies other than U.S. dollars were translated into U.S. dollars at the appropriate exchange rates at balance sheet dates.

21.	INTEREST REVENUE AND EXPENSES:

The average balance of the interest bearing assets and liabilities, and the related interest revenue and expenses as of and for the six months ended June 30, 2006 and 2005 were as follows (Unit: In millions):

	2006					2005
	Average balance		Interest revenue / expense		Interest rate (%)	Average balance		Interest revenue / expense		Interest rate (%)
Interest revenue
Due from banks(*)	(Won)	860,552	(Won)	17,171	4.02	(Won)	894,521	(Won)	11,363	2.56
Securities		27,911,833		652,207	4.71		21,658,965		495,915	4.62
Loans		139,002,551		5,125,798	7.44		137,330,533		5,051,655	7.42

	(Won)	167,774,936	(Won)	5,795,176	6.97	(Won)	159,884,019	(Won)	5,558,933	7.01

Interest expense
Deposits	(Won)	123,232,302	(Won)	1,602,371	2.62	(Won)	124,693,497	(Won)	1,633,482	2.64
Borrowings		16,719,967		314,114	3.79		10,917,438		157,534	2.91
Debentures		18,305,136		487,124	5.37		20,809,877		559,368	5.42

	(Won)	158,257,405	(Won)	2,403,609	3.06	(Won)	156,420,812	(Won)	2,350,384	3.03

(*)	Excluding the average balance of reserve deposits with BOK

22.	GENERAL AND ADMINISTRATIVE EXPENSES:

(1)	General and administrative expenses for the six months ended June 30, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005
Salaries	(Won)	763,829	(Won)	709,134
Provision for severance benefits		71,372		66,806
Other employee benefits		268,081		212,827
Rent		43,257		43,478
Depreciation and amortization		137,599		156,635
Taxes and dues		63,571		55,665
Advertising		35,646		15,571
Development expenses		67,690		65,939
Other general and administrative expenses		151,400		134,652

	(Won)	1,602,445	(Won)	1,460,707

(2)	Other general and administrative expenses for the six months ended June 30, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005
Communication	(Won)	20,345	(Won)	17,176
Electricity and utilities		7,946		7,684
Publication		10,410		9,450
Repairs maintenance		6,191		7,528
Vehicle		13,793		13,558
Travel		1,983		1,766
Training		10,674		8,633
Others		80,058		68,857

	(Won)	151,400	(Won)	134,652

23.	NON-OPERATING INCOME AND EXPENSES:

(1)	Non-operating income and expenses for the six months ended June 30, 2006 and 2005 consisted of (In millions):

	2006		2005
Non-operating income:
Gain on disposal of tangible assets	(Won)	223	(Won)	8,644
Reversal of tangible assets impairment loss		1,045		500
Rental income		1,595		1,650
Gain on valuation of securities accounted for using the equity method		51,053		53,152
Gain on disposal of available-for-sale securities		85,828		168,122
Reversal of impairment loss on available-for-sale securities		83,725		—
Gain on sale of loans		36,311		71,593
Others		95,779		107,228

	(Won)	355,559	(Won)	410,889

Non-operating expenses:
Loss on disposal of tangible assets	(Won)	550	(Won)	1,827
Impairment loss on tangible assets		5,401		—
Loss on valuation of securities accounted for using the equity method		1,856		8,916
Loss on disposal of available-for-sale securities		8,518		9,666
Impairment loss on available-for-sale securities		13,362		6,085
Loss on sale of loans		—		1,417
Severance benefits		2,024		255,326
Others		59,075		54,599

	(Won)	90,786	(Won)	337,836

24.	INCOME TAX EXPENSE:

(1)	The differences between pretax accounting income and taxable income pursuant to Korean Corporate Income Tax Law for the six months ended June 30, 2006 and 2005 are summarized as follows (Unit: In millions):

	2006				2005
Income before income tax			(Won)	2,181,886			(Won)	1,310,120
Taxable and non-deductible items:
Temporary difference	(Won)	1,816,049			(Won)	3,660,068
Permanent difference		764,222		2,580,271		689,078		4,349,146

Deductible and non-taxable items:
Temporary difference		(2,134,200)				(2,905,377)
Permanent difference		(627,795)		(2,761,995)		(741,558)		(3,646,935)

Taxable income			(Won)	2,000,162			(Won)	2,012,331

(2)	The tax effects on temporary differences and tax loss carryforwards that gave rise to significant portions of the deferred income tax assets for the six months ended June 30, 2006 were as follows (Unit: In millions):

	Korean Won
	Beginning balance (*)		Deduction		Addition		Ending balance
Loss on fair value hedges	(Won)	(58,096)	(Won)	(58,096)	(Won)	(50,222)	(Won)	(50,222)
Allowance for loan losses		37,626		37,626		—		—
Accrued interest		(349,024)		(349,024)		(385,862)		(385,862)
Tangible asset impairment losses		11,466		11,466		15,822		15,822
Deferred loan organization fee and cost		(52,025)		(52,025)		(88,632)		(88,632)
Interest on ELD		31,108		21,227		13,369		23,250
Stock options		46,905		46,905		41,121		41,121
Allowance for possible losses on acceptances and guarantees		10,141		10,141		10,741		10,741
Valuation loss on derivatives financial instruments		(94,654)		(94,654)		(100,490)		(100,490)
Goodwill		(378,669)		(39,173)		—		(339,496)
Discount present value		1,713		1,713		1,441		1,441
Dividends from SPC		268,685		42,229		14,552		241,008
Others		1,572,164		1,324,916		1,113,260		1,360,508

	(Won)	1,047,340	(Won)	903,251	(Won)	585,100	(Won)	729,189

The exclusion of deferred income tax:
Goodwill		(378,669)						(339,496)
Dividends from SPC		268,685						241,008
Others		93,248						100,741

		1,064,076						726,936
Statutory tax rate		27.5%						27.5%

Deferred income tax assets	(Won)	292,621					(Won)	199,907

(*)	The adjustment based on the final tax return was reflected in the beginning deferred income tax assets.

(3)	Income tax expense for the six months ended June 30, 2006 and 2005 is summarized as follows (Unit: In millions):

	2006		2005
Income tax currently payable	(Won)	550,038	(Won)	553,099
Changes in deferred tax assets		92,714		48,213
Retained earnings and other capital surplus adjustments		(43,955)		(184,569)
Income tax expense of overseas branch		3,119		3,426

Income tax expense	(Won)	601,916	(Won)	420,169

(4)	The statutory income tax rates applicable to the Bank, including resident tax surcharges, are 27.5 percent for the six months ended June 30, 2006 and 2005, respectively. However, due to tax adjustments, the effective tax rates for six months ended June 30, 2006 and 2005 are 27.59 percent and 32.07 percent, respectively.

25.	EARNINGS PER SHARE:

(1)	Ordinary income per share and net income per share

Ordinary income per share and net income per share were calculated for common stock by dividing ordinary income and net income available to common shareholders by the weighted average number of outstanding common stock. In case the stock options are exercised during the six months ended June 30, 2006 and 2005, the outstanding common shares are calculated on the assumption that the treasury stock are disposed of on the exercised date.

Ordinary income per share and net income per share for common stock for the six months ended June 30, 2006 and 2005 were computed as follows:

1)	Outstanding capital stock for the six months ended June 30, 2006 was as follows:

	Number of shares	Number of shares x number of days
Number of common shares outstanding-beginning balance	336,379,116	60,884,619,996
Number of treasury stock outstanding-beginning balance	(217,935)	(39,446,235)
Sale of treasury stock	217,935	37,248,691

	336,379,116	60,882,422,452

Weighted average number of common shares outstanding: 60,882,422,452 ÷ 181 days = 336,366,975 shares

Outstanding capital stock for the six months ended June 30, 2005 was as follows:

	Number of shares	Number of shares x number of days
Number of common shares outstanding-beginning balance	336,379,116	30,274,120,440
Number of treasury stock outstanding-beginning balance	(29,881,209)	(2,689,308,810)
Sale of treasury stock	29,568,700	28,388,214,041

	336,066,607	55,973,025,671

Weighted average number of common shares outstanding: 55,973,025,671÷ 181 days = 309,243,236 shares

2)	The basic net income per share for the six months ended June 30, 2006 and 2005 was as follows (Unit: In Won)

	2006		2005
Net income (=ordinary income)	(Won)	1,579,969,532,366	(Won)	889,950,771,054
Weighted average number of common shares outstanding		336,366,975		309,243,236

Net income per share	(Won)	4,697	(Won)	2,878

Ordinary income per share	(Won)	4,697	(Won)	2,878

The ordinary income for the six months ended June 30, 2006 and 2005 equals to net income because there is no extraordinary item.

Basic net income (ordinary income) per share for the year ended December 31, 2005 was (Won) 6,977.

(2)	Diluted ordinary income per share and diluted net income per share

Diluted net income and ordinary income per share for the six months ended June 30, 2006 and 2005 represent diluted net income and diluted ordinary income divided by the number of common shares and diluted securities. The ordinary income for the six months ended June 30, 2006 and 2005 equals to net income because there is no extraordinary item.

Diluted net income (ordinary income) per share for the six months ended June 30, 2006 and 2005 was computed as follows (Unit: In Won):

	2006		2005
Diluted net income (=ordinary income) (*1)	(Won)	1,579,969,532,366	(Won)	889,950,771,054
Weighted average number of common shares outstanding and diluted securities (*2)		336,371,922		309,383,365

Diluted net income per share	(Won)	4,697	(Won)	2,877

Diluted ordinary income per share	(Won)	4,697	(Won)	2,877

(*1)	The stock options included in the diluted shares have no effect on net income because the contracted service period has expired as of December 31, 2006 and 2005, respectively.
(*2)	The treasury stocks combined with stock options rendered are included in diluted shares.

Diluted net income (ordinary income) per share for the year ended December 31, 2005 were (Won) 6,973.

26.	TRUST ACCOUNTS:

(1)	Major financial information related to the trust accounts as of June 30, 2006 and 2005 were as follows (Unit : In millions):

	2006		2005(*)
Operating revenue of trust operation:
Trust fees and commissions from trust accounts	(Won)	49,137	(Won)	73,891
Commissions from early redemption in trust accounts		17		9

	(Won)	49,154	(Won)	73,900

Operating expenses of trust operation:
Interest expense on borrowings from trust accounts	(Won)	20,738	(Won)	14,411

Assets:
Accrued receivable trust fees	(Won)	99,141	(Won)	64,480

Liabilities:
Borrowings from trust accounts	(Won)	1,110,129	(Won)	1,059,469

(*)	The amount of receivables and borrowings are as of December 31, 2005.

(2)	Trust accounts for which the Bank provided the guarantees for a fixed rate of return and/or the repayment of principal consisted of following (Unit: In millions):

	Name of fund	Book value		Fair value
Trust accounts guaranteeing the repayment of principal:	Old age pension (*1 & 2)	(Won)	16,563	(Won)	16,471
	Personal pension (*1 & 2)		2,277,037		2,245,315
	Pension trust		391,320		391,320
	Retirement trust		403,264		403,264
	New personal pension		66,586		66,586
	New old age pension		143,460		143,460

			3,298,230		3,266,416

Trust accounts guaranteeing a fixed rate of return and the repayment of principal:	Development money trust (*1)		65,550		65,538
	Unspecified monetary trust (*1)		155		155

			65,705		65,693

		(Won)	3,363,935	(Won)	3,332,109

(*1)	These funds were not stated at fair value but at book value.
(*2)	The book value is greater than the fair value, but the Bank is not obligated to pay the difference since these are yield-based dividend instruments.

27.	SEGMENT INFORMATION:

(1)	As of June 30, 2006 and December 31, 2005, the Bank’s operating segments are consumer banking, corporate banking, credit card operation, treasury operation of investment in securities (including derivatives) and funding, and other operations of general administration and trust. Geographical segment are segregated into two segments: domestic and overseas operations.

As of and for the six months ended June 30, 2006, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	213,019	(Won)	147,114	(Won)	31,858,169	(Won)	2,496,928	(Won)	34,715,230
Loans		81,066,436		50,286,087		6,758,022		2,498,490		73,530		140,682,565

Operating income before provision		998,356		376,563		538,649		(71,361)		334,192		2,176,399

As of December 31, 2005 and for the six months ended June 30, 2005, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	210,078	(Won)	142,527	(Won)	27,654,319	(Won)	2,543,375	(Won)	30,550,299
Loans		81,110,421		44,485,500		7,373,912		2,736,564		32,010		135,738,407

Operating income before provision		1,097,003		433,175		661,505		(26,111)		(23,478)		2,142,094

(2)	Financial information on the Bank’s geographical segments as of and for the six months ended June 30, 2006 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	34,715,230	(Won)	—	(Won)	34,715,230
Loans		140,274,297		408,268		140,682,565

Operating income before provision		2,167,611		8,788		2,176,399

Financial information on the Bank’s geographical segments as of December 31, 2005 and for the six months ended June 30, 2005 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	30,550,299	(Won)	—	(Won)	30,550,299
Loans		135,246,463		491,944		135,738,407

Operating income before provision		2,132,901		9,193		2,142,094

28.	RELATED PARTY TRANSACTIONS:

(1)	The subsidiaries of the Bank as of June 30, 2006 and December 31, 2005 were as follows:

Subsidiaries
Domestic	KB Investment Co., Ltd.
KB Futures Co., Ltd.
KB Data System Co., Ltd.
KB Asset Management Co., Ltd.
KB Real Estate Trust Co., Ltd.
KB Credit Information Co., Ltd.
KB Life Insurance Co., Ltd.
NPC 02-4 Kookmin Venture Fund
Overseas	Kookmin Bank International Ltd.(London)
Kookmin Bank HongKong Ltd.

(2)	The various employee benefits for the major directors for the six months ended June 30,2006 were as follows(Unit: In millions):

	Short-term employee benefits		Stock option		Total
Registered officers (Standing)	(Won)	3,042	(Won)	4,421	(Won)	7,463
Registered officers (Non-Standing)		296		438		734

	(Won)	3,338	(Won)	4,859	(Won)	8,197

(3)	Significant balances with related parties as of June 30,2006 and December 31, 2005 were as follows (Unit: In millions):

	2006
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	80,773	(Won)	—	(Won)	113,734
KB Investment Co., Ltd.		—		—		5,479
KB Futures Co., Ltd.		303		—		14,890
KB Data System Co., Ltd.		51		—		13,296
KB Asset Management Co., Ltd.		101		—		47,654
KB Real Estate Trust Co., Ltd.		8,918		44		1,330
KB Credit Information Co., Ltd.		75		—		25,656
KB Life Insurance Co., Ltd.		2,959		—		4,621
NPC 02-4 Kookmin Venture Fund		—		—		9,962
Kookmin Bank International Ltd. (London)		258,915		—		36,776
Kookmin Bank Hong Kong Ltd.		244,391		48		11,231

		596,486		92		284,629

Investee under the equity method:
Pacific IT Investment Partnership		—		—		20
Jooeun Industrial Co., Ltd.		67,506		15,527		—

		67,506		15,527		20

	(Won)	663,992	(Won)	15,619	(Won)	284,649

	2005
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	57,658	(Won)	—	(Won)	128,147
KB Investment Co., Ltd.		—		—		20,096
KB Futures Co., Ltd.		1,874		—		13,899
KB Data System Co., Ltd.		50		—		14,021
KB Asset Management Co., Ltd.		114		—		21,861
KB Real Estate Trust Co., Ltd.		18,532		92		1,418
KB Credit Information Co., Ltd.		191		—		22,405
KB Life Insurance Co., Ltd.		1,620		—		793
NPC 02-4 Kookmin Venture Fund		—		—		19,327
Kookmin Bank International Ltd. (London)		247,919		—		54,436
Kookmin Bank Hong Kong Ltd.		123,460		51		24,641

		451,418		143		321,044

Investee under the equity method:
Pacific IT Investment Partnership		—		—		1,639
Jooeun Industrial Co., Ltd.		65,927		15,163		—

		65,927		15,163		1,639

	(Won)	517,345	(Won)	15,306	(Won)	322,683

(4)	Significant transactions with related parties for the six months ended June 30, 2006 and 2005 were as follows (Unit: In millions):

	2006
	Revenue		Bad debt expenses		Expenses
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	23,115	(Won)	—	(Won)	1,640
KB Investment Co., Ltd.		—		—		240
KB Futures Co., Ltd.		12		—		877
KB Data System Co., Ltd.		242		—		12,532
KB Asset Management Co., Ltd.		381		—		681
KB Real Estate Trust Co., Ltd.		890		(48)		—
KB Credit Information Co., Ltd.		129		—		34,092
KB Life Insurance Co., Ltd.		15,742		—		1
NPC 02-4 Kookmin Venture Fund		3		—		253
Kookmin Bank International Ltd. (London)		5,202		—		2,083
Kookmin Bank Hong Kong Ltd.		4,498		—		1,090

		50,214		(48)		53,489

Investee under the equity method:
Pacific IT Investment Partnership		—		—		7
Jooeun Industrial Co., Ltd.		—		364		—

		—		364		7

	(Won)	50,214	(Won)	316	(Won)	53,496

	2005
	Revenue		Bad debt expenses		Expenses
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	46,009	(Won)	—	(Won)	2,104
KB Investment Co., Ltd.		—		—		306
KB Futures Co., Ltd.		10		—		688
KB Data System Co., Ltd.		12		—		8,932
KB Asset Management Co., Ltd.		—		—		578
KB Real Estate Trust Co., Ltd.		1,068		(88)		—
KB Credit Information Co., Ltd.		84		—		21,992
KB Life Insurance Co., Ltd.		18,458		—		22
NPC 02-4 Kookmin Venture Fund		—		—		184
Kookmin Bank International Ltd. (London)		3,118		(48)		2,671
Kookmin Bank Hong Kong Ltd.		3,199		—		914

		71,958		(136)		38,391

Investee under the equity method:
Pacific IT Investment Partnership		—		—		4
Jooeun Industrial Co., Ltd.		—		(214)		—

		—		(214)		4

	(Won)	71,958	(Won)	(350)	(Won)	38,395

29.	EMPLOYEE BENEFITS:

The Bank has employee benefits programs, such as support for rent of houses, scholarship, medical insurance, accident compensation, compensated leave, gym facilities and other benefits.

30. CASH FLOWS:

(1)	Cash flows from operating activities are presented by the indirect method.

(2)	The cash and due from banks in the statements of cash flows for the six months ended June 30, 2006 and 2005 were as follows (Unit : In millions):

	2006		2005
Cash on hand	(Won)	2,271,681	(Won)	2,488,696
Foreign currencies		162,919		160,725
Due from banks in Won		1,972,687		2,929,351
Due from banks in foreign currencies		482,839		655,264

		4,890,126		6,234,036
Restricted due from banks		(2,020,278)		(2,866,568)

	(Won)	2,869,848	(Won)	3,367,468

(3)	Significant transactions not involving cash inflows and outflows for the six months ended June 30, 2006 and 2005 were as follows (Unit : In millions):

	2006		2005
Write-offs of loans and decrease of loans from principal reduction	(Won)	710,774	(Won)	857,889
Increase in available-for-sale securities resulting from the debt to equity swap		926		—
Changes in capital adjustments from valuation of available-for-sale securities		59,858		(244,978)
Changes in capital adjustments from valuation of securities under the equity method.		4,556		(2,088)
Reclassification of available-for-sale securities to held-to-maturity securities		—		60,091

31. Share Purchase Agreement for Korea Exchange Bank:

The Bank has been chosen as the preferred bidder for the controlling majority stake of the Korea Exchange Bank (KEB) on March 23, 2006. On May 19, 2006, the Bank entered into a share purchase agreement with LSF-KEB Holding, SCA to purchase its controlling stake. The Bank will acquire 457,064,387 shares (70.87 percent of KEB’s outstanding shares) at (Won)15,200 per share for (Won)6,947,378 million subject to the completion of the government approval process; therefore, final completion of this acquisition deal is not certain as of June 30, 2006.